As filed with the Securities and Exchange Commission on July 1, 2019

Registration No.          333-

811- 06227

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE

          SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER

              THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 20 (X)

MERRILL LYNCH LIFE VARIABLE LIFE

SEPARATE ACCOUNT II

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of the Registration statement.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under the ML Prime Plan V modified single premium variable life insurance policy (“Policy”) on a new Form N-6. Interests under the Policy were previously registered on Form N-6 (File No. 033-43058) and funded by Merrill Lynch Life Variable Life Separate Account II (File No. 811-06227). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Policies and Merrill Lynch Life Variable Life Separate Account II was transferred intact to TLIC.

Prime Plan V

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Life Separate Account II

Supplement Dated July 1, 2019

to the

Prospectus dated May 1, 2018

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for the Prime Plan V policy (the “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Advisors Life Insurance Company (“TALIC”), formerly known as Merrill Lynch Life Insurance Company, with and into TLIC.

TALIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Policies. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Life Separate Account II (the “Separate Account”) that funds the Policies, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Policies. The Policy has thereby become a modified single premium variable life insurance policy funded by a Separate Account of TLIC. Accordingly, all references in the prospectus to Transamerica Advisors Life Insurance Company (formerly, Merrill Lynch Life Insurance Company) are amended to refer to Transamerica Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Policies, we may still reflect TALIC in correspondence and disclosure to you.

The following are the available investment options:

PORTFOLIO	INVESTMENT OBJECTIVE	ADVISOR
AB Variable Product Series Fund, Inc. - Class A
AB Large Cap Growth Portfolio	Seeks long-term growth of capital.	AllianceBerstein L.P.
BlackRock Variable Series Funds, Inc. - Class I Shares
BlackRock Advantage Large Cap Value V.I. Fund	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Advantage U.S. Total Market V.I. Fund	Seeks long-term growth of capital.	BlackRock Advisors, LLC
BlackRock Basic Value V.I. Fund	Seeks capital appreciation and, secondarily, income.	BlackRock Advisors, LLC
BlackRock Dividend V.I. Fund	Seeks long-term total return and current income.	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock International V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Large Cap Focus Growth V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Managed Volatility V.I. Fund	Seeks a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from investments solely in debt securities.	BlackRock Advisors, LLC Sub-Adviser: BlackRock International Limited, BlackRock Asset Management North Asia Limited, and BlackRock (Singapore) Limited
BlackRock S&P 500 Index V.I. Fund	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC
BlackRock Series Fund, Inc.
BlackRock Advantage Large Cap Core Portfolio	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Balanced Capital Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Capital Appreciation Portfolio	Seeks long term growth of capital.	BlackRock Advisors, LLC
BlackRock Global Allocation Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Government Money Market Portfolio	Seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing.	BlackRock Advisors, LLC
BlackRock High Yield Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
BlackRock U.S. Government Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
Invesco Variable Insurance Funds - Series I Shares
Invesco V.I. American Franchise Fund	Seeks capital growth.	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund	Seeks long-term growth of capital.	Invesco Advisers, Inc.
MFS Variable Insurance Trust - Initial Class
MFS Growth Series	Seeks Capital Appreciation.	Massachusetts Financial Services Company

I.	The following hereby replaces the section of the prospectus describing the insurance company issuer of the Policies:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

II.	The following replaces the “Financial Condition of the Company” section of the prospectus:

Financial Condition of the Company

The benefits under the Policies are paid by TLIC from its general account assets and/or your cash value held in the Company’s Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Separate Account. Your investment base in those investment divisions constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Policy that exceed your investment base are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners, or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our audited financial statements, as well as the audited financial statements of the Separate Account, are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the telephone number or address of our Service Center referenced earlier in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov.

III.	The following hereby replaces the “Disruptive Trading” section of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance policy was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the investment divisions of the Separate Account (“Subaccounts”) by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policy owners, beneficiaries and underlying Funds. These adverse effects may include:

1.

Dilution of the interests of long-term investors in a Subaccount if purchases or transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:

a.  Impeding a Fund manager’s ability to sustain an investment objective.

b.  Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.

c.  Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all policy owners invested in those Subaccounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Subaccounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premiums or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected by policy owners or persons engaged in trading on behalf of policy owners.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

Under our current policies and procedures, we do not:

•	Impose redemption fees on Transfers.
•	Expressly limit the number or size of Transfers in a given period except for certain Subaccounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.
•	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before it is detected and we take steps to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Subaccounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Subaccounts under the variable insurance product. In addition, we may not honor Transfer requests if any Subaccount that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policy owners should be aware that we do not monitor Transfer requests from policy owners or persons acting on behalf of policy owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers.

Policy owners should be aware that we are required to provide to an underlying Fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners or persons acting on their behalf, if identified by an underlying Fund portfolio as violating the frequent trading policies established for the underlying Fund portfolio. Please read the Fund’s prospectus for information about restrictions on transfers.

Omnibus Order. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of the variable annuity contracts or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

IV.	The following hereby replaces the “Tax Considerations” section of the prospectus:

TAX CONSIDERATIONS

Introduction

The following summary discussion is based on our understanding of current Federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can’t guarantee that the law or the IRS’s interpretation will not change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice.

Counsel or other tax advisors should be consulted for further information.

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal tax purposes, the Policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Code. The Section 7702 definition can be met if a life insurance policy satisfies either one of two tests that are contained in that section. The manner in which these tests should be applied to certain innovative features of the Policy offered by this Prospectus is not directly addressed by

Section 7702 or the proposed regulations issued thereunder. The presence of these innovative Policy features, and the absence of final regulations or any other pertinent interpretations of the tests, thus creates some uncertainty about the application of the tests to the Policy.

Nevertheless, we believe that the Policy offered by this Prospectus qualifies as a life insurance contract for Federal income tax purposes. This generally means that:

•The death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

•The policy owner should not be considered in constructive receipt of the Policy’s cash surrender value, including any increases, until actual cancellation of the Policy or a distribution is taken from the Policy.

We have reserved the right to make changes in the Policy if such changes are deemed necessary to assure its qualification as a life insurance contract for tax purposes (see “The Policy – Policy Changes (Applicable Federal Tax Law)”).

Diversification Requirements

Internal Revenue Code section 817(h) and the regulations under it provide that separate account investments underlying a policy must be “adequately diversified” for it to qualify as a life insurance policy under IRC section 7702. The separate account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

In certain circumstances, owners of variable life policies have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. While we believe that the policies do not give policy owners investment control over variable account assets, we reserve the right to modify the policies as necessary to prevent a policy owner from being treated as the owner of the variable account assets supporting the Policy.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Policy Loans

In general, any interest paid on policy loans will not be tax-deductible. Before taking out a policy loan, a policy owner should consult a tax advisor as to the tax consequences. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

Modified Endowment Contracts

Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts or MECs. A MEC is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test found in Section 7702A of the Code. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid MEC treatment.

Loans from, as well as collateral assignments of, MECs will be treated as distributions to the policy owner. All pre- death distributions (including loans, capitalized interest, surrenders, and collateral assignments) from these policies will be included in gross income on an income first basis to the extent of any income in the Policy immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, capitalized interest, and surrenders) from MECs to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59½ because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a Policy that is not originally classified as a MEC can become so classified if a material change is made in the Policy at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay test computation. Certain changes made to your Policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional payments. You may choose not to exercise this right in order to preserve your Policy’s current tax treatment.

If you do preserve your Policy’s current tax treatment, and your Policy is not a MEC, then policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you. However, a lapse of a Policy with an outstanding loan will result in the treatment of the loan cancellation (including the accrued interest) as a distribution under the Policy and may be taxable. Pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If there is any borrowing against your Policy, whether a MEC or not, the interest paid on loans is not tax deductible. Any Policy received in exchange for a MEC is considered a MEC.

Aggregation of Modified Endowment Contracts

In the case of a pre-death distribution (including loans, collateral assignments, capitalized interest, and surrenders) from a Policy that is treated as a MEC, a special aggregation requirement may apply for purposes of determining the amount of the income on the contract. Specifically, if we or any of our affiliates issue to the same policy owner more than one MEC during a calendar year, then for purposes of measuring the income on the contract with respect to a distribution from any of those contracts, the income on the contract for all such contracts will be aggregated and attributed to that distribution.

Taxation of Single Premium Immediate Annuity Rider

If the Single Premium Immediate Annuity Rider (“SPIAR”) was added to the Policy at issue to make the payments on the Policy, a portion of each payment from the annuity will be includible in income for Federal tax purposes when distributed. The amount of taxable income consists of the excess of the payment amount over the exclusion amount. The exclusion amount is defined as the payment amount multiplied by the ratio of the investment in the annuity rider to the total amount expected to be paid by us under the annuity.

If payments cease because of death before the investment in the annuity rider has been fully recovered, a deduction is allowed for the unrecovered amount. Moreover, if the payments continue beyond the time at which the investment in the annuity rider has been fully recovered, the full amount of each payment will be includible in income. If the SPIAR is surrendered before all of the scheduled payments have been made by us, the remaining income in the annuity rider will be taxed just as in the case of life insurance policies.

Other than the tax consequences described above, and assuming that the SPIAR is not subjected to an assignment, gift or pledge, no income will be recognized to the policy owners or beneficiary.

The SPIAR does not exist independently of a Policy. Accordingly, there are tax consequences if a Policy with a SPIAR is assigned, transferred by gift, or pledged. An owner of a Policy with a SPIAR is advised to consult a tax advisor prior to effecting an assignment, gift or pledge of the Policy.

Other Transactions

Changing the policy owner or the insured may have tax consequences. According to Section 1035(a)(1) of the Code, exchanging the Policy for another involving the same insured will have no tax consequences if there is no loan debt and no cash or other property is received. In addition, exchanging the Policy for more than one policy, or exchanging the Policy and one or more other policies for a single policy, in certain circumstances, may be treated as an exchange under Section 1035, as long as all such policies involve the same insured(s). Any new policy or policies would have to satisfy the 7-pay test from the date of exchange to avoid characterization as a MEC. In addition, any exchange for a new policy or policies may result in a loss of grandfathering status for statutory changes made after the old policy or policies were issued. A tax advisor should be consulted before effecting any exchange, since even if an exchange is within Section 1035(a), the exchange may have tax consequences other than immediate recognition of income.

In addition, the Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Ownership of Policies by Non-Natural Persons

The above discussion of the tax consequences arising from the purchase, ownership, and transfer of the Policy has assumed that the owner of the Policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as policy loans.

Non-Individual Owners and Business Beneficiaries of Policies

If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Employer-Owned Life Insurance Contracts

Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer’s responsibility (i) to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j) and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax advisor should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Estate, Gift and Generation-Skipping Transfer Taxes

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the policy owner’s estate for purposes of federal estate tax if the insured owned the policy. If the policy owner was not the insured, the fair market value of the Policy would be included in the policy owner’s estate upon the policy owner’s death. The Policy would not be includable in the insured’s estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the policy owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Please Note:

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Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are the beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Advisors Life and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity contract purchase.

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In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation- skipping transfer taxes. These provisions were modified again in December, 2017 by Public Law 115-97, the Tax Cuts and Jobs Act. The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your own needs and those of your beneficiaries under all possible scenarios.

Split-Dollar Arrangements

The Sarbanes-Oxley Act (the “Act”) was enacted in 2002. The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans was generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing

Policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split-dollar arrangements, not just those involving publicly traded companies. Consult a qualified tax adviser with respect to the effect of this guidance on your split-dollar policy.

Foreign Tax Credits

To the extent that any Fund or the Trusts makes the appropriate election, certain foreign taxes paid by the Funds or the Trusts will be treated as being paid by us, which may allow us to deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the policy owners.

Alternative Minimum Tax

There also may be an indirect tax upon the income in the Policy or the proceeds of a policy under the Federal corporate alternative minimum tax, if you are subject to that tax.

Withholding

To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient’s Federal tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the policy.

We do not make any guarantee regarding the tax status of any policy or any transaction regarding the policy.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax advisor. Although this tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

Our Income Taxes

Federal Income Taxes. We do not expect to incur any Federal income tax liability that would be chargeable to the Separate Account. As a result we do not currently deduct charges for Federal income taxes from the Separate Account.

Changes in Federal tax treatment of variable life insurance or in our tax status may mean that we will have to pay Federal income taxes chargeable to the Separate Account in the future. If we make a charge for taxes, we expect to accumulate it daily and transfer it from each investment division and into the general account monthly. We would keep any investment earnings on any tax charges accumulated in an investment division.

Any tax charges we impose will not apply to Policies issued in connection with qualified pension arrangements.

State and Local Income Taxes. Under current laws, we may incur state and local income taxes (in addition to premium taxes) in several states, although these taxes are not significant. If the amount of these taxes changes substantially, we may make charges to the Separate Account.

V.	The following updates information in the “When We Make Payments” section of the prospectus:

If, pursuant to SEC rules, the BlackRock Government Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of such Portfolio or as a result of Portfolio liquidity levels, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the BlackRock Government Money Market Portfolio Subaccount until the Portfolio pays redemption proceeds.

VI.	The following replaces the “Cyber Security Risks” section of the prospectus:

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyse personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

P R O S P E C T U S

May 1, 2018

Modified Single Premium Variable Life Insurance Policy

issued through

Merrill Lynch Variable Life Separate Account II

by

Transamerica Advisors Life Insurance Company

Administrative Office

570 Carillon Parkway

St. Petersburg, Florida 33716

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Service Center

P.O. Box 19100

Greenville, South Carolina 29602-9100

1-800-354-5333

This Prospectus describes a modified single premium variable life insurance policy (the “Policy”) issued by Transamerica Advisors Life Insurance Company (“we,” “our,” “us,” “TALIC”). We do not currently offer the Policy for sale to new purchasers. The Policy offers a choice of investments and an opportunity for the Policy’s investment base, net cash surrender value, and death benefit to grow based on investment results of the investment divisions of the Merrill Lynch Life Variable Life Separate Account II (the “Separate Account”) in which you invest. The Policy provides life insurance, with a life insurance benefit (the death benefit) payable if the insured dies while the Policy is in force. We guarantee that regardless of investment results, insurance coverage will continue until the insured’s attained age 100, or, as you may select, for a shorter time if the face amount chosen is above the minimum face amount required for the single premium (sometimes referred to as the “initial premium”). During this guarantee period, we will terminate the Policy only if any loan debt exceeds certain Policy values. After the guarantee period ends, the Policy will remain in effect as long as the net cash surrender value is sufficient to cover all charges due.

Investing in the Policy involves investment risk and fluctuating interest rates.

This Prospectus provides basic information that a prospective policy owner should know before investing. You should keep this Prospectus for future reference. You should consider whether the Policy is suitable for you in light of your insurance needs, including insurance you already own.

Replacing your existing life insurance with the Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase of or maintain the Policy through a loan or through withdrawals from another policy.

An investment in the Policy is not a bank deposit, and the Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The investment divisions in the Separate Account are currently available for investment in shares of portfolios of the following funds (the “Funds”) or in specific units of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (the “Trusts”); AIM Variable Insurance Funds (Invesco Variable Insurance Funds); AllianceBernstein Variable Products Series Fund, Inc.; BlackRock Variable Series Funds, Inc.; BlackRock Series Fund, Inc.; and MFS® Variable Insurance Trust. The specific portfolios of the Funds and units of the Trusts available under the Policy are listed on the following page. A prospectus for each of the Funds and the Trusts must accompany this Prospectus. Please read these documents before investing and save them for future reference.

The Securities and Exchange Commission (the “SEC”) has not approved or disapproved the Policy or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The following portfolios of the Funds and units of the Trusts are currently available under the Policy:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. American Franchise Fund

Invesco V.I. Core Equity Fund

AllianceBernstein Variable Products Series Fund, Inc.

AB VPS Large Cap Growth Portfolio

BlackRock Series Fund, Inc.*

BlackRock Advantage Large Cap Core Portfolio (1)

BlackRock Balanced Capital Portfolio

BlackRock Capital Appreciation Portfolio

BlackRock Global Allocation Portfolio

BlackRock Government Money Market Portfolio (2)

BlackRock High Yield Portfolio

BlackRock U.S. Government Bond Portfolio

BlackRock Variable Series Funds, Inc.**

BlackRock Advantage Large Cap Value V.I. Fund (3)

BlackRock Advantage U.S. Total Market V.I. Fund (4)

BlackRock Basic Value V.I. Fund

BlackRock Equity Dividend V.I. Fund

BlackRock Global Allocation V.I. Fund

BlackRock International V.I. Fund

BlackRock Large Cap Focus V.I. Fund (5)

BlackRock Managed Volatility V.I. Fund (6)

BlackRock S&P 500 Index V.I. Fund

Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities

Maturity date - February 15, 2019

MFS® Variable Insurance TrustSM

MFS® Growth Series

(1) On June 12, 2017, BlackRock Large Cap Core Portfolio was renamed BlackRock Advantage Large Cap Core Portfolio.

(2)	During an economic emergency, this portfolio may impose a redemption fee on amounts surrendered. Please review the Fund prospectus carefully.

(3) On June 12, 2017 BlackRock Large Cap Value V.I. Fund was renamed BlackRock Advantage Large Cap Value V.I. Fund.

(4) On June 12, 2017, BlackRock Value Opportunities V.I. Fund was renamed BlackRock Advantage U.S. Total Market V.I. Fund

(5) On June 12, 2017, BlackRock Large Cap Growth V.I. Fund was renamed BlackRock Large Cap Focus V.I. Fund.

(6)	The Subaccount corresponding to this Fund was closed to allocations of premiums and investment base following the close of business December 6, 1996.

*	BlackRock Total Return Portfolio was closed to new investments on March 22, 2018 and was liquidated on March 29, 2018.

**BlackRock Global Opportunities VI Fund closed to new investments on May 1, 2017.

i

Sending Forms and Transaction Requests in Good Order	39

Selling the Policy	39

Cyber-Security Risks	40

Legal Proceedings	40

Financial Statements	41

Glossary	42
Prospectus Back Cover	44

v

POLICY BENEFITS/RISKS SUMMARY

This summary provides only a brief overview of the more important benefits and risks of the Policy. More detailed information about the Policy appears later in this Prospectus and in the Statement of Additional Information. For your convenience, we have provided a Glossary at the end of the Prospectus that defines certain words and phrases used in the Prospectus.

Policy Benefits

The Policy in General

Policy Availability. We are not currently offering the Policy for sale to new purchasers.

Non-Taxable Death Benefit. The Policy offers the potential of insurance protection, with a death benefit payable if the insured dies while the Policy is in effect. We believe the Policy generally provides at least the minimum death benefit required under Federal tax law (although there is little guidance and some uncertainty as to how the tax law requirements apply to certain innovative features of the Policies). Assuming the Policy satisfies the applicable requirements, the Policy should provide an important tax benefit because its death benefit generally should not be subject to income tax.

Tax-Deferred Accumulation. The Policy gives you the opportunity for tax-deferred accumulation of your cash value, where any increases in the Policy’s cash value generally are not taxable until distributed from the Policy. The Policy’s cash value will increase or decrease depending on the investment performance of the investment divisions, the single premium you pay, any additional payments you make, the fees and charges we deduct, the interest we credit to our general account as collateral for any loans, and the effect of any Policy transactions (such as reallocations among investment divisions).

Personalized Illustrations. Illustrations used in connection with the purchase of the Policy are based on hypothetical investment rates of return. We do not guarantee these rates. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare the Policy to other life insurance policies. They are illustrative only, and not a representation of past or future performance. Actual rates of return may be more or less than those shown in the illustrations. Actual values will be different than those illustrated.

Investment Base. A Policy’s investment base is the amount available for investment in the Separate Account at any time. On the policy date (usually the next business day after our Service Center receives your single premium), the investment base is equal to the single premium. Afterwards, it varies daily based on the investment performance of your selected investment divisions (and any additional payments you make, the fees and charges we deduct, and the effect of any Policy transactions). You bear the risk of poor investment performance and receive the benefit of favorable investment performance. You may wish to consider diversifying your investment in the Policy by allocating the investment base to two or more investment divisions.

Investment Divisions. Your premium payments will be invested in the investment divisions of the Separate Account. You may reallocate your investment base to up to five of the investment divisions. Investment returns from amounts allocated to the investment divisions will vary with the investment experience of these investment divisions and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the investment divisions.

Premiums and Additional Payments

Single Premium and Additional Payments. You pay a single premium. After the end of the “free look” period, you may make additional payments any time you choose up to four times a policy year. The minimum additional payment we will accept is $1,000. We may require satisfactory evidence of insurability before we accept a payment if the payment increases the net amount at risk under the Policy, or if the guarantee period at the time of payment is less than one year. You must submit an application when you make additional payments.

Death Benefit

As long as the Policy remains in force, we will pay a death benefit to the beneficiary upon the death of the insured. The death benefit equals the face amount or variable insurance amount, whichever is larger. The variable insurance amount increases or decreases on each policy processing date, depending on the investment results of the investment divisions you select, any additional payments you make, the fees and charges we deduct, the interest we credit to our general account as collateral for any loans, and the effect of any Policy transactions.

We will reduce any death benefit proceeds by the amount of any loan debt and any overdue charges if the Policy is in a grace period.

Surrenders

You may surrender your Policy at any time and receive the net cash surrender value. On a policy processing date that is also your policy anniversary, the net cash surrender value equals the investment base minus the balance of any deferred policy loading not yet deducted. If we calculate the net cash surrender value on a date that is not a policy processing date, we also subtract a pro-rata mortality cost. If we calculate the net cash surrender value on a date that is not a policy anniversary and you have loan debt, we also will subtract any pro-rata net loan cost. A surrender may have tax consequences.

You may not make partial withdrawals under the Policy.

Reallocations

Currently, you may change investment allocations as often as you wish. However, we may limit the number of changes permitted, but not to less than five each policy year. We will notify you if we impose any limitations. We may assess a $25 charge for each allocation change in excess of five per policy year. We may impose restrictions on reallocations by policy owners engaging in disruptive trading activities.

Dollar Cost Averaging Program

The Policy offers an optional transfer feature called Dollar Cost Averaging (“DCA”). This feature allows you to make automatic monthly transfers from the BlackRock Government Money Market investment division to up to four other investment divisions depending on your current allocation of investment base. The DCA program will terminate and no transfers will be made if transfers under DCA would cause you to be invested in more than five divisions. We do not charge for DCA transfers. These transfers are in addition to reallocations permitted under the Policy.

Loans

You may borrow money from us, using your Policy as collateral, subject to limits. We deduct loan debt from the amount payable on surrender of the Policy and from any death benefit payable. Loan interest accrues daily and, if it is not paid each year, it is treated as a new loan (capitalized) and added to the outstanding loan amount. Depending upon investment performance of the investment divisions and the amounts borrowed, loans may cause a Policy to lapse (terminate without value). If the Policy lapses with loan debt outstanding, adverse tax consequences may result. Loan debt is considered part of the cash surrender value which is used to calculate taxable gain. Loans may have other adverse tax consequences.

Guarantee Period

We guarantee that the Policy will stay in force until the insured’s attained age 100, or for a shorter guarantee period depending on the face amount selected for a given premium, provided certain conditions are met. We will not cancel the Policy during the guarantee period unless the loan debt exceeds the larger of the cash surrender value and the tabular value. (For more information about cash surrender value and tabular value, see “Policy Values”; and see “Policy Termination” for more information about guarantee periods.)

We hold a reserve in our general account to support this guarantee. After the end of the guarantee period, we will cancel the Policy if the net cash surrender value on a policy processing date will not cover the charges due.

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Policy Risks

Risk of Poor Investment Performance

Since you invest your investment base in one or more investment divisions, you will be subject to the risk that investment performance will be unfavorable and that your investment base will decrease. You could lose everything you invest and your Policy could lapse without value, unless you make additional payments or are within the guarantee period (and you have no loan debt outstanding). In addition, we deduct Policy fees and charges from your investment base, which can significantly reduce your investment base. During times of poor investment performance, this deduction will have an even greater impact on your investment base.

Risk of Short-Term Investing

The Policy is designed to be long-term in nature in order to provide life insurance benefits for you. However, purchasing the Policy involves certain risks. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time and do not anticipate needing periodic access to your cash value, since partial withdrawals are not permitted under the Policy. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

Risk of Lapse

Your Policy will enter a 61-day pre-lapse grace period if: (1) during the guarantee period, the loan debt exceeds the larger of the cash surrender value and the tabular value; or (2) after the guarantee period ends, the net cash surrender value on a policy processing date is insufficient to cover all charges due. If you do not make a sufficient payment during this grace period, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

Loans, any increase in current Policy charges, and/or poor investment returns could increase your risk of lapse. A Policy lapse may have adverse tax consequences.

If we cancel a Policy, you may reinstate it while the insured is still living, subject to certain conditions.

Tax Risks

A Policy must satisfy certain requirements under Federal tax law in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. The manner in which these requirements should be applied to certain innovative features of the Policy offered by this Prospectus is not directly addressed by Section 7702 or the proposed regulations issued thereunder. The presence of these innovative Policy features, and the absence of final regulations or any other pertinent interpretations of the tests, thus create some uncertainty about the application of the tests to the Policy. Nevertheless, we believe that the Policy offered by this Prospectus qualifies as a life insurance contract for Federal income tax purposes. This generally means that:

•	The death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

•

The policy owner should not be considered in constructive receipt of the Policy’s cash surrender value, including any increases, until actual cancellation of the Policy or a distribution is taken from the Policy.

Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts (“MECs”), depending on the total amount of premiums paid under the policy. If a Policy is treated as a MEC, then withdrawals, surrenders and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of surrenders and loans taken before you reach age 591/2. These provisions apply to policies entered into on or after June 21, 1988. However, a Policy that is not originally classified as a MEC can become so classified if certain changes are made in the Policy at any time. We believe that these changes include your contractual right to make certain additional payments. You may choose not to exercise this right in order to preserve your Policy’s current tax treatment.

3

If you do preserve your Policy’s current tax treatment, and your Policy is not a MEC, then policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you, and pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the Policy.

You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

Surrender Risks

There may be tax consequences if you decide to surrender your Policy.

Loan Risks

A Policy loan, whether or not repaid, will affect the investment base over time because we subtract the amount of the loan from your investment base and hold it as collateral in our general account. Accordingly, the loan collateral does not participate in the investment results of the investment divisions. This collateral earns interest at a minimum rate of 4% annually for the first ten policy years and 4.15% thereafter. While a loan remains unpaid, we charge interest of 4.75% annually. Interest accrues each day and payments are due at the end of each policy year. If you do not pay the interest when due, it is treated as a new loan and we add it to the unpaid loan amount. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the investment divisions and the interest rate charged against and credited to the amount held in the general account as collateral, the effect could be favorable or unfavorable.

We reduce the amount of any loan debt from the amount payable on surrender of the Policy and from any death benefit payable. If the amount of interest credited to the collateral is more than what is earned in the investment divisions, the cash surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited to the collateral is less, the cash surrender value will be lower, as may be the death benefit. In that case, the lower cash surrender value may cause the Policy to lapse sooner than if no loan had been taken, and adverse tax consequences could result.

A Policy loan could increase your risk of lapse during the guarantee period if the loan debt exceeds the larger of the cash surrender value and the tabular value. (See “Loans” for an explanation of how loan debt affects cash surrender value.)

Risk of Increase in Current Fees and Expenses

Certain fees and expenses are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels. If fees and expenses are increased, you may need to make additional payments to keep the Policy in force unless your Policy is in the guarantee period and you have no loan debt outstanding.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio may be found in each Fund’s prospectus and the Trusts’ prospectus. Please refer to the Funds’ and Trusts’ prospectuses for more information.

There is no assurance that any portfolio will achieve its stated investment objective.

FEE TABLE

The following tables describe the fees and charges that a policy owner will pay when buying and owning the Policy. If the amount of a charge depends on the personal characteristics of the insured or the policy owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a typical policy owner or insured with the characteristics listed below. These charges may not be typical of the charges you will pay.

4

The first table describes the fees and charges that a policy owner will pay when he or she buys the Policy, makes additional payments, or reallocates investment base among the investment divisions of the Separate Account.

Transaction Fees

Charge	When Charge is Deducted	Amount Deducted[1]
		Guaranteed Maximum Charge	Current Charge
Maximum Sales Charge Imposed on Premiums (Deferred Policy Loading)[2]

Sales Load	In equal installments on the first ten policy anniversaries on or next following receipt of the initial premium and each additional payment	4.0% of the single premium paid and any additional payments	4.0% of the single premium paid and any additional payments

First Year Administrative Expense	On the first policy anniversary.	0.5% of the single premium paid and any additional payments first policy year	0.5% of the single premium paid and any additional payments received in the first policy year

Premium Tax Charge	In equal installments on the first ten policy anniversaries on or next following receipt of the initial premium and each additional payment	2.5% of the single premium paid and any additional payments	2.5% of the single premium paid and any additional payments

Reallocation Charge	On the policy processing date on or next following a change in investment base allocation	$25[3]	None

Optional Rider Charges:

Single Premium Immediate Annuity Rider	Upon receipt of the single premium	5% of the single premium to be applied to the Rider.	5% of the single premium to be applied to the Rider.

Change of Insured Rider	Upon exercise	$1.50 per $1,000 of face amount with a minimum charge of $200 and a maximum charge of $1,500	$1.50 per $1,000 of face amount with a minimum charge of $200 and a maximum charge of $1,500

[1]

We may use rates lower than the guaranteed maximum charge. Current charges are the fees and rates currently in effect. Any change in current charges will be prospective only and will not exceed the guaranteed maximum charge.

[2]

Although chargeable to each payment, we advance the amount of the deferred policy loading to the Separate Account as part of your investment base. We then collect these funds in equal installments on the ten policy anniversaries on or following the date we receive and accept a payment. However, in determining the amount payable on surrender of the Policy, we subtract from the investment base the balance of the deferred policy loading that has not yet been deducted.

[3]	We will not assess the reallocation charge for the first five changes in investment base allocation made each policy year.

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The table below describes the fees and charges that a policy owner will pay periodically during the time he or she owns the Policy, not including Fund or Trust fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses

Charge	When Charge is Deducted	Amount Deducted[4]
		Guaranteed Maximum Charge	Current Charge
Cost of Insurance (Mortality Cost)	Quarterly on each policy processing date after the policy date

Minimum Charge		$0.26 per $1,000 of net amount at risk	$0.25 per $1,000 of net amount at risk

Maximum Charge		$333.33 per $1,000 of net amount at risk	$249.75 per $1,000 of net amount at risk plus $12.50

Charge for a male, attained age 60, in the simplified aggregate underwriting class[4]		$5.29 per $1,000 of net amount at risk	$5.01 per $1,000 of net amount at risk plus $8.75

Administrative Charge Varies by underwriting class:	Quarterly on each policy processing date after the first policy year

Simplified Nonsmoker & smoker Simplified Aggregate Medical		$10.00	$10.00
		$ 8.75	$ 8.75
		$12.50	$12.50

Mortality and Expense Risk Charge	Daily	Equivalent to 0.60% (annually at the beginning of the year) of daily net assets in each investment division of the Separate Account in which you are invested	Equivalent to 0.60% (annually at the beginning of the year) of daily net assets in each investment division of the Separate Account in which you are invested

[4]

Because the Policy has not been available for new sales since 1995, the representative insured included in the table is the same representative insured that was included the first time the information was required by Form N-6 in 2004.

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Periodic Charges Other Than Portfolio Operating Expenses

Trust Charge	Daily	Equivalent to 0.50% (annually at the beginning of the year) of daily net assets in each investment division that invests in the Trusts, in which you are invested	Equivalent to 0.34% (annually at the beginning of the year) of daily net assets in each investment division that invests in the Trusts, in which you are invested

Net Loan Cost[5]	On each policy anniversary	0.75% of the loan debt on the previous policy anniversary during each of the first ten policy years, adjusted for subsequent loans and loan repayments	0.75% of the loan debt on the previous policy anniversary during each of the first ten policy years, adjusted for subsequent loans and loan repayments

[5]

The net loan cost equals the difference between the interest charged and the earnings on the amount held as collateral in the general account. After the first ten Policy years, the net loan cost equals 0.60% of the loan debt on the previous policy anniversary.

The following table shows the minimum and maximum Annual Portfolio Operating Expenses charged by any of the portfolios for the fiscal year ended December 31, 2017. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each Fund and the Trusts.

Range of Annual Portfolio Operating Expenses (as a percentage of each portfolio’s average net assets)6:

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.16%	1.55%

Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses – after any contractual waivers or reimbursements of fees and expenses)[7]	0.15%	1.14%

[6]

The Fund and Trust expenses used to prepare this table were provided to us by the Funds and the Trusts. We have not independently verified such information. Current or future expenses may be greater or less than those shown.

[7]

The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for certain Funds that require the investment adviser to reimburse or waive Fund expenses above a certain threshold for a limited period of time ending no earlier than April 30, 2019. For more information about these arrangements, consult the prospectuses for the Funds.

For information concerning compensation paid in connection with the sale of the Policy, see “Additional Information – Selling the Policy.”

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY (FORMERLY, MERRILL LYNCH LIFE INSURANCE COMPANY)

Transamerica Advisors Life Insurance Company was incorporated under the laws of the State of Washington on January 27, 1986. It was re-domesticated to the State of Arkansas on August 30, 1991. It is engaged in the sale of

7

life insurance and annuity products. On December 28, 2007, the Company became an indirect wholly owned subsidiary of Aegon USA, Inc., now Aegon USA, LLC (“Aegon USA”). Aegon USA is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of the Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Prior to July 1, 2010, the Company was known as Merrill Lynch Life Insurance Company. The Company was formerly an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), a corporation whose common stock is traded on the New York Stock Exchange.

Financial Condition of the Company

The benefits under the Policy are paid by TALIC from its general account assets and/or your cash value held in the Company’s separate account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Separate Account. Your investment base in those investment divisions constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. Any guarantees under the policy that exceed your investment base, such as those associated with any death benefit riders, are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio. For additional information about our financial condition, please see our Annual Report on Form 10-K, which is available on our website at www.aegonisn.com.

How to Obtain More Information. We encourage existing policy owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the telephone number or address of our Service Center referenced earlier in this prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

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THE SEPARATE ACCOUNT, THE FUNDS, AND THE TRUSTS

The Separate Account

Tandem Insurance Group, Inc. (“Tandem”) established the Separate Account, a separate investment account, on November 19, 1990. We acquired the Separate Account on October 1, 1991, when Tandem merged with and into Transamerica Advisors Life Insurance Company. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). This registration does not involve any supervision by the SEC over the investment policies or practices of the Separate Account. The Separate Account meets the definition of a separate account under the Federal securities laws. We use the Separate Account to support the Policy as well as other variable life insurance policies we issue. The Separate Account is also governed by the laws of the State of Arkansas, our state of domicile.

We own the assets in the Separate Account. We keep the Separate Account’s assets apart from our general account and any other separate accounts we may have. Arkansas insurance law provides that the Separate Account’s assets, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct.

Obligations to policy owners and beneficiaries that arise under the Policy are our obligations. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Policy, credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets in the Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account. If the Separate Account’s assets exceed the required reserves and other Policy liabilities, we may transfer the excess to our general account.

The investment divisions in the Separate Account are available for investment in shares of portfolios of the following Funds and Trusts:

•	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “AIM V.I. Funds”);

•	AllianceBernstein Variable Products Series Fund, Inc. (the “AllianceBernstein Fund”);

•	BlackRock Series Fund, Inc. (the “Series Fund”);

•	BlackRock Variable Series Funds, Inc. (the “Variable Series Funds”);

•	Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities; and

•	MFS® Variable Insurance TrustSM (the “MFS Trust”).

For more information, see “The Funds” and “The Trusts” below. You will find complete information about the Funds and the Trusts, including the risks associated with each portfolio, in the accompanying prospectuses and statements of additional information. Read these carefully before investing, along with this Prospectus.

Changes Within the Separate Account

We may add new investment divisions. We can also close or eliminate investment divisions, combine two or more investment divisions, or substitute a new portfolio for the portfolio in which an investment division invests without your consent. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Policy or, in our sole discretion, for any other reason. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. If necessary, we would obtain approval from the Arkansas State Insurance Department and the SEC and any other required approvals before making such a substitution. A new or substituted portfolio may have different fees and expenses and its availability may be limited to certain classes of purchasers.

Substitution may be made with respect to existing investment base or the investment of future additional payments,

9

or both for some or all classes of Policies. Furthermore, we may close investment divisions to allocation of additional payments or investment base, or both, for some or all classes of Policies at any time in our sole discretion.

Subject to any required regulatory approvals, we can transfer assets of the Separate Account or of any of the investment divisions to another separate account or investment division.

When permitted by law, we also can:

•	Deregister the Separate Account under the 1940 Act.
•	Operate the Separate Account as a management company under the 1940 Act.
•	Restrict or eliminate any voting rights of policy owners, or other persons who have voting rights as to the Separate Account. and
•	Combine the Separate Account with other separate accounts.

We reserve the right to make other structural or operating changes affecting the separate account.

The Funds

Each division of the Separate Account invests exclusively in shares of a designated portfolio of a Fund (or in specific units of the Trusts, as discussed below in “The Trusts”). Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Each Fund available under the Policy is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.

The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies, and restrictions of that portfolio.

Although the investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment advisers or manager is the same. Differences in portfolio size, actual investments held, portfolio expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain portfolios or Funds available only through the Policy have names similar to funds not available through the Policy. The performance of any fund not available through the Policy is not indicative of performance of the similarly named portfolio or Fund available through the Policy.

An investment in a division, or in any portfolio, including the BlackRock Government Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the BlackRock Government Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to insurance charges, the yields on the BlackRock Government Money Market Portfolio division may become extremely low and possibly negative. You could lose money by investing in this Fund.

Investment Objectives of the Portfolios

The following table summarizes each portfolio’s investment objective(s), investment adviser(s), and asset class/investment style. There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the Funds. You should read the Funds’ prospectuses carefully.

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Portfolio	Investment Objective	Investment Adviser(s)/Subadviser
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. American Franchise Fund (Series I)	Seeks capital growth.	Invesco Advisers, Inc.

Invesco V.I. Core Equity Fund (Series I)	Seeks long-term growth of capital.	Invesco Advisers, Inc.

AllianceBernstein Variable Product Series Fund, Inc.
AB VPS Large Cap Growth Portfolio (Class A)	Seeks long-term growth of capital.	AllianceBernstein L.P.

BlackRock Series Fund, Inc.

BlackRock Advantage Large Cap Core Portfolio(1)	Seeks long-term capital appreciation.	BlackRock Advisors, LLC

BlackRock Balanced Capital Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC

BlackRock Capital Appreciation Portfolio	Seeks long term growth of capital.	BlackRock Advisors, LLC

BlackRock Global Allocation Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Government Money Market Portfolio(2)	Seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing.	BlackRock Advisors, LLC

BlackRock High Yield Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management	BlackRock Advisors, LLC

BlackRock Total Return Portfolio*	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC

BlackRock U.S. Government Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC

(1) On June 12, 2017, BlackRock Large Cap Core Portfolio was renamed BlackRock Advantage Large Cap Core Portfolio.

(2) During an economic emergency, this portfolio may impose a redemption fee on amounts surrendered. Pease review the Fund prospectus carefully.

*  BlackRock Total Return Portfolio was closed to new investments on March 22, 2018 and was liquidated on March 29, 2018.

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BlackRock Variable Series Funds, Inc.

BlackRock Advantage Large Cap Value V.I. Fund (Class I)(3)	Seeks long-term capital appreciation	BlackRock Advisors, LLC

BlackRock Advantage U.S. Total Market V.I. Fund (Class I)(4)	Seeks long-term growth of capital.	BlackRock Advisors, LLC

BlackRock Basic Value V.I. Fund (Class I)	Seeks capital appreciation and, secondarily, income.	BlackRock Advisors, LLC

BlackRock Equity Dividend V.I. Fund	Seeks long-term total return and current income.	BlackRock Advisors, LLC

BlackRock Global Allocation V.I. Fund (Class I)	Seeks high total investment return.	BlackRock Advisors, LLC

BlackRock Global Opportunities V.I. Fund (Class I) **	Seeks long-term growth of capital.	BlackRock Advisors, LLC

BlackRock International V.I. Fund (Class I)	Seeks long-term capital growth.	BlackRock Advisors, LLC Subadviser: BlackRock International Limited

BlackRock Large Cap Focus Growth V.I. Fund (Class I)(5)	Seeks long-term capital growth.	BlackRock Advisors, LLC

BlackRock Managed Volatility V.I. Fund (6) (Class I)	Seeks a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from investments solely in debt securities.	BlackRock Advisors, LLC Subadviser: BlackRock International Limited, BlackRock Asset Management North Asia Limited, and BlackRock (Singapore) Limited

BlackRock S&P 500 Index V.I. Fund (Class I)	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC

MFS® Variable Insurance TrustSM

MFS ® Growth Series	Seeks capital appreciation.	Massachusetts Financial Services Company

(3)On June 12, 2017 BlackRock Large Cap Value V.I. Fund was renamed BlackRock Advantage Large Cap Value V.I. Fund.

(4)On June 12, 2017, BlackRock Value Opportunities V.I. Fund was renamed BlackRock Advantage U.S. Total Market V.I. Fund

(5)On June 12, 2017, BlackRock Large Cap Growth V.I. Fund was renamed BlackRock Large Cap Focus V.I. Fund.

(6) The Subaccount corresponding to this Fund was closed to allocations of premiums and investment base following the close of business on December 6, 1996.

**BlackRock Global Opportunities VI Fund was closed to new investments on May 1, 2017.

Note: There can be no assurance that the BlackRock Government Money Market portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance

12

charges, the yield on the BlackRock Government Money Market investment division may become extremely low and possibly negative. You could lose money by investing in this Fund.

In order to obtain a free copy of the Fund prospectuses, you may call one of our customer service representatives at 1-800-354-5333.

Please read the prospectuses for the Funds to obtain more complete information regarding the portfolios.

Certain Payments We Receive With Regard to the Funds

We receive payments from the investment adviser (or affiliates thereof) of the Funds and the Trusts. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Policy and, in our role as an intermediary, the Funds. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Policy owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees. The amount of the payments we receive is based on a percentage of the assets of the particular Funds attributable to the Policy and to certain other variable insurance contracts that we and our affiliates issue. These percentages differ and may be significant. Some advisers (or affiliates) may pay more than others.

These percentages range from 0.15% to 0.381% (annually) of average Fund assets owned by the investment divisions available under the Policy and under certain other variable insurance products offered by us or our affiliates.

Additionally, retail mutual funds managed by the advisers or subadvisers of the Funds may be sold through Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”); the Policies are sold by registered representatives of MLPF&S. (See “Additional Information — Selling the Policy.”) These advisers and subadvisers (or their affiliates) may provide MLPF&S, as a selling firm, with payments or non-cash compensation, such as payments for certain marketing and distribution services, in connection with the retail mutual funds that they manage. In addition, consistent with FINRA rules, Fund distributors and/or their affiliates may pay for or make contributions to MLPF&S for training and education seminars for MLPF&S employees, clients and potential clients, due diligence meetings regarding their funds, recreational activities, or other non-cash items. From time to time, MLPF&S may recognize certain Financial Advisors through promotional programs that include mutual funds. These programs may reward Financial Advisors with compensation, including attendance at off-site locations and/or various employee training sessions that may be sponsored or co-sponsored by mutual fund companies whose funds MLPF&S makes available, including the Fund advisers and/or subadvisers. These amounts may be significant and these programs may provide the Fund adviser and subadviser (or their affiliates) with increased visibility to MLPF&S’s Financial Advisors, which are also involved in the distribution of the Policies.

Selection of Underlying Funds

The underlying Funds offered through this Policy are selected by us and we may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, and/or the capability and qualification of each investment firm. Another factor that we may consider is whether the Fund’s adviser or subadviser is one of our affiliates, or whether the Fund, its adviser, or an affiliate, makes payments to us in connection with certain administrative, marketing, and support services, or whether affiliates of the Fund can provide marketing and distribution support for sales of the Policies. For additional information on these arrangements, see “Certain Payments We Receive With Regard to the Funds” (above). We review the Funds periodically and may remove a Fund or limit its availability to new premiums and/or transfers of investment base if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from policy owners.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

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In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Please Note: Certain underlying Fund portfolios have similar names; it is important that you state or write the full name of the underlying Fund portfolio to which you wish to direct your allocation when you submit an allocation request. Failure to do so may result in a delay of the requested allocation amount being credited to the correct investment division.

You bear the risk of any decline in the investment base of your Policy resulting from the performance of the Funds you have chosen.

Resolving Material Conflicts

The Trusts and Funds sell their shares to our separate accounts in connection with variable annuity and/or variable life insurance products, and may also sell their shares to separate accounts of affiliated and/or unaffiliated insurance companies. Certain Funds and Trusts may also offer their shares to pension and retirement plans and to “fund of funds” (open-end management investment companies, or series thereof, that offer their shares exclusively to insurance companies, their separate accounts and/or to qualified plans).

It is possible that differences might arise between our Separate Account and one or more of the other separate accounts that invest in the Funds. In some cases, it is possible that the differences could be considered “material conflicts.” Such a “material conflict” could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect these different variable life insurance and variable annuity separate accounts. It could also arise by reason of differences in voting instructions from our policy owners and those of the other insurance companies, or for other reasons. We will monitor events to determine how to respond to conflicts. If a conflict occurs, we may need to eliminate one or more investment divisions of the Separate Account which invest in the Funds or substitute a new portfolio or unit for a portfolio or unit in which a division invests. In responding to any conflict, we will take the action we believe necessary to protect you consistent with applicable legal requirements.

The Trusts

The Trusts are intended to provide safety of capital and high yield to maturity. The Trusts purchase at a deep discount U.S. Government-backed investments that make no periodic interest payments. When held to maturity the investments should receive approximately a fixed yield. The value of Trust units before maturity varies more than it would if the Trusts contained interest-bearing U.S. Treasury securities of comparable maturities.

The Trust portfolios consist mainly of:

•	Bearer debt obligations issued by the U.S. Government stripped of their un-matured interest coupons.

•	Coupons stripped from U.S. debt obligations.

•	Receipts and certificates for such stripped debt obligations and coupons.

The Trust currently available are shown below:

Trust	Maturity Date
2019	February 15, 2019

Advisors Asset Management (“AAM”) is the sponsor for the Trusts.

The sponsor will sell units of the Trusts to the Separate Account and has agreed to repurchase units we need to sell them to pay benefits and make reallocations. We pay the sponsor a fee for these transactions and are reimbursed

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through the trust charge assessed to the divisions investing in the Trusts. (See “Charges and Deductions — Charges to Divisions Investing in the Trusts.”)

AAM specializes in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. AAM acts as a sponsor to unit investment trusts through its adviser’s asset management division. AAM headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132 and the Adviser’s Asset Management division can be contacted at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309, telephone (877) 858-1773. AAM is a registered broker-dealer and investment adviser, a member of FINRA and SIPC and a registrant of the MSRB.

Please read the attached prospectus for the Trusts to obtain more complete information regarding the Trusts.

Voting Rights

We are the legal owner of all Fund shares held in the Separate Account. We have the right to vote on any matter put to vote at the Funds’ shareholder meetings. However, we will vote all Fund shares attributable to Policies according to instructions we receive from policy owners. We will vote shares attributable to Policies for which we receive no voting instructions in the same proportion as shares in the respective investment divisions for which we receive instructions. We will also vote shares not attributable to Policies in the same proportion as shares in the respective divisions for which we received instructions. Therefore, because of proportional voting, a small number of policy owners may control the outcome of a vote. We may vote Fund shares in our own right if any Federal securities laws or regulations, or their present interpretation, change to permit us to do so.

We determine the number of shares attributable to you by dividing your Policy’s investment base in a division by the net asset value of one share of the corresponding portfolio. We count fractional votes.

Under certain circumstances, state regulatory authorities may require us to disregard voting instructions. This may happen if following the instructions would mean voting to change the sub-classification or investment objectives of the portfolios, or to approve or disapprove an investment advisory policy.

We also may disregard instructions to vote for changes in the investment policy or the investment adviser if it disapproves of the proposed changes. We would disapprove a proposed change only if it was:

•	Contrary to state law.

•	Prohibited by state regulatory authorities. or

•	Decided by management that the change would result in overly speculative or unsound investments.

If we disregard voting instructions, we will include a summary of our actions in the next semi-annual report.

THE POLICY

Availability

The Policy is not for sale to new purchasers. When we offered the Policy, we issued it for an insured up to age 75. The minimum single payment for a Policy was the lesser of (a) $5,000 for an insured under age 20 and $10,000 for an insured age 20 and over, or (b) the payment required to purchase a face amount of at least $100,000. Subject to certain conditions, you may make additional unplanned payments (See “Premiums — Making Additional Payments.”)

Who May be Covered

We use two methods of underwriting:

15

•	Simplified underwriting, with no physical exam; and

•	Para-medical or medical underwriting with a physical exam.

The single premium and the age of the insured determine whether we do underwriting on a simplified or medical basis. The chart below shows the maximum premium that we will underwrite on a simplified basis:

Age	Maximum

0-14	$ 25,000
15-29	50,000
30-39	75,000
40-49	100,000
50-75	150,000

However, if you select the maximum face amount (see “Premiums — Selecting the Initial Face Amount”), we take the anticipated net amount at risk at the time of issue into account in determining the method of underwriting.

We assign insureds to underwriting classes which determine the mortality rates we will use in calculating mortality cost deductions, and which determine the guaranteed mortality rates we use in calculating net single premium factors and guarantee periods. In assigning insureds to underwriting classes, we distinguish between those insureds underwritten on a simplified basis and those on a para-medical or medical basis. Under both the simplified and medical underwriting methods we may issue Policies either in the standard or non-smoker underwriting class. We also may issue Policies on insureds in a “substandard” underwriting class. Individuals in substandard classes have health or lifestyle factors less favorable than the average person. For a discussion of the effect of underwriting classification on mortality cost deductions, see “Charges and Deductions — Charges Deducted from the Investment Base.”

Guarantee Period

The guarantee period is the period of time we guarantee that the Policy will remain in force regardless of investment experience unless loan debt exceeds the larger of the cash surrender value and the tabular value. (For more information about cash surrender value and tabular value, see “Policy Values.”) We base the guarantee period on the payments made, the guaranteed maximum mortality rates in the Policy, the deferred policy loading, and a 4% annual interest assumption. This means that for a given payment and face amount different insureds will have different guarantee periods depending on their age, sex and underwriting class. For example, an older insured will have a shorter guarantee period than a younger insured of the same sex and in the same underwriting class.

Right to Cancel (“Free Look” Period)

When we offered the Policy for sale to new purchasers, you could cancel your Policy during the “free look” period by returning it for a refund. Generally, the “free look” period ends 10 days after you receive the Policy. Some states allow a longer period of time to return the Policy. If required by your state, the “free look” period ends the later of 10 days after you receive the Policy and 45 days from the date you execute the application. To cancel the Policy during the “free look” period, you must mail or deliver the Policy to our Service Center or to the registered representative who sold it. We will refund your initial premium and any additional payments made, without interest. We may require you to wait six months before applying for another policy.

Corporations that purchase one or more Policies at the same time with an aggregate single premium of at least $250,000, where the investment base has at all times been allocated in the division investing in the BlackRock Government Money Market Portfolio and where no additional payments have been made nor policy loans taken, may cancel a Policy and receive the greater of the premium paid without interest and the net cash surrender value.

Right to Exchange the Policy

Within 18 months of the issue date you may exchange your Policy for a policy with benefits that do not vary with the investment results of a separate account. Your request must be in writing. Also, you must return the original Policy.

The new policy will have the same policy owner and beneficiary as those of the original Policy on the date of the exchange. It will also have the same issue age, issue date, face amount, cash surrender value, benefit riders and underwriting class as the original Policy. Any loan debt will be carried over to the new policy.

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We will not require evidence of insurability to exchange for a new “fixed” policy.

Tax-Free ‘Section 1035’ Exchanges

You can generally exchange one life insurance policy for another in a ‘tax-free exchange’ under Section 1035 of the Internal Revenue Code of 1986, as amended (the “Code”). Before making an exchange, you should compare both policies carefully. It may not be in your best interest to exchange (or surrender, lapse, change, or borrow) from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on your old policy. Charges for the Policy may be higher (or lower) and the benefits may be different. The Policy will have new suicide and incontestability periods during which benefits may be denied in certain circumstances. Your old policy’s suicide and incontestability periods may have expired. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. Additionally, if you are under age 59½ then you also may be subject to a federal tax penalty equal to 10% of the taxable amount. . You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you the Policy (that person will generally earn a commission if you buy the Policy through an exchange or otherwise).

State Variations

Policies issued in your state may provide different features and benefits from those described in this Prospectus. This Prospectus provides a general description of the Policies. Your actual Policy and any endorsements are the controlling documents, and should be read carefully. If you would like to review a copy of the Policy or any endorsements, contact our Service Center.

Ownership Rights

The policy owner is the insured, unless someone other than the insured has been named as the policy owner in the application. The policy owner has all rights and options described in the Policy, including changing the policy owner, assigning the Policy, naming beneficiaries, and changing the insured.

If you are not the insured, you may want to name a contingent policy owner. If you die before the insured, the contingent policy owner will own your interest in the Policy and have all your rights. If you do not name a contingent policy owner, your estate will then own your interest in the Policy at your death.

If there is more than one policy owner, we will treat the policy owners as joint tenants with rights of survivorship unless the ownership designation provides otherwise. We may require completion of additional forms. The policy owners must exercise their rights and options jointly, except that any one of the policy owners may reallocate the Policy’s investment base by phone if the policy owner provides the personal identification code as well as the Policy number. One policy owner must be designated, in writing, to receive all notices, correspondence and tax reporting to which policy owners are entitled under the Policy.

Policy Changes (Applicable Federal Tax Law)

To receive the tax treatment accorded to life insurance under Federal income tax law, the Policy must qualify initially and continue to qualify as life insurance under the Code or successor law. We reserve the right to make changes in the Policy or its riders or to make distributions from the Policy to the extent necessary to continue to qualify the Policy as life insurance.

Any changes will apply uniformly to all Policies that are affected and you will be given advance written notice of such changes.

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PREMIUMS

Initial Premium

Minimum

To purchase a Policy, you had to complete an application and pay a premium. We required the premium to put the Policy into effect. The minimum single premium for a Policy was the lesser of (a) $5,000 for an insured under age 20 and $10,000 for an insured age 20 and over, or (b) the premium required to purchase a face amount of at least $100,000. You may make additional payments, as described below.

Selecting the Initial Face Amount

Your initial premium determined the face amount of your Policy. For a given initial premium you may choose your initial face amount. The minimum face amount is the amount which will provide a guarantee period for the insured’s entire life. The maximum face amount is the amount which will give you the minimum guarantee period we require for the insured’s age, sex, and underwriting class. As the face amount is increased for a given single premium, the guarantee period becomes shorter and the mortality costs in the early policy years are larger to cover the increased amounts of insurance.

Making Additional Payments

After the end of the “free look” period, you may make additional payments any time you choose up to four times a policy year. The minimum additional payment we will accept is $1,000. We may require satisfactory evidence of insurability before we accept a payment if the payment increases the net amount at risk under the Policy, or if the guarantee period at the time of payment is less than one year. You must submit a form when you make additional payments.

If an additional payment requires evidence of insurability, we will invest that payment in the division investing in the BlackRock Government Money Market Portfolio on the next business day after we receive it. Once we complete the underwriting and accept the payment, we will allocate the payment either according to your instructions or, if you do not give us instructions, proportionately to the investment base in the Policy’s investment divisions.

Note: We reserve the right to reject any form of payment. Any unacceptable forms of payment will be returned.

Effect of Additional Payments

Currently, we will accept any additional payment not requiring evidence of insurability the day we receive it in good order at our Service Center. On the date we accept an additional payment we will:

•	Increase the Policy’s investment base by the amount of the payment. and

•	Increase the deferred policy loading (see “Charges and Deductions — Charge Deducted from the Investment Base”).

If an additional payment requires evidence of insurability, once we complete underwriting and accept the payment, the additional payment will be reflected in Policy values as described above. If mandated under applicable law, we may be required to reject a payment.

As of the policy processing date on or next following our receipt and acceptance of an additional payment at our service center (in good order), we will reflect the payment in the calculation of the variable insurance amount (see “Death Benefit — Variable Insurance Amount”) and increase either the guarantee period or face amount or both. If the guarantee period before acceptance of an additional payment is less than for life, we will first use payments to extend the guarantee period. Any amount greater than that required to extend the guarantee period to the insured’s lifetime or any subsequent additional payment will be used to increase the Policy’s face amount.

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If the insured dies after we receive and accept an additional payment and before the next policy processing date, we will pay the beneficiary the larger of:

•	The amount of the death benefit we calculate as of the prior policy processing date plus the amount of the additional payment. or

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The cash surrender value as of the date we receive and accept the additional payment at our service center (in good order) multiplied by the net single premium factor as of such date (see “Death Benefit — Net Single Premium Factor”).

We will reduce the death benefit by any loan debt and any overdue charges if the Policy is in a grace period.

Unless you specify otherwise, if there is any loan debt, we will apply any unplanned payment made first as a loan repayment and we will return any excess amount to you. (See “Loans.”)

Investment Base Allocations

Investment Base Allocation During the “Free Look” Period

We will place the single premium you submit with your application in the investment division investing in the BlackRock Government Money Market Portfolio as of the business day we receive the payment at our Service Center. Your application sets forth this designation. We will not make an allocation change during the “free look” period. We will reallocate the investment base to the investment divisions you’ve selected. You may invest in up to five of the investment divisions at any time.

Changing Your Investment Allocations

You may change investment allocations as often as you wish. However, we may limit the number of changes permitted, but not to less than five each policy year. We will notify you if we impose any limitations. We may assess a $25 charge for each allocation change in excess of five per policy year. To change your investment base allocation, please call or write our Service Center. Any change in investment base allocation will be effective at the end of the business day on which we receive your request in good order at our Service Center. A dollar cost averaging feature is also available. (See “Reallocations.”)

Trust Allocations

If your investment base is in any of the Trusts, we will notify you 30 days before that Trust matures. Tell us in writing at least seven days before the maturity date how to reinvest the proceeds. If you do not tell us, we will move the proceeds to the investment division investing in the BlackRock Government Money Market Portfolio, and it will not count as one of the five reallocations permitted in a policy year. When we receive a request for reallocation, units of a specific Trust may no longer be available. Should this occur, we will attempt to notify you immediately so that you can change the request.

POLICY VALUES

Separate Account Index

Each investment division has a distinct unit value (also referred to as “price” or “separate account index” in reports we furnish to you). When you allocate your payments or investment base to an investment division (for example, due to a reallocation), we purchase units based on the value of a unit of the investment division as of the end of the valuation period during which the allocation occurs. When you transfer or deduct amounts out of an investment division (for example, due to a surrender or reallocation), we redeem units in a similar manner.

When we establish an investment division, we set an initial value for the separate account index (usually $10.00). The separate account index for each subsequent valuation period fluctuates based upon the net rate of return for that period, of the Fund portfolio or Trust unit in which the investment division invests, and equals the index for the preceding valuation period multiplied by the experience factor for the current period.

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The experience factor for an investment division’s valuation period reflects the investment experience of the portfolio in which the division invests as well as the charges assessed against the division. The factor is calculated as follows:

(1)	We take the net asset value as of the end of the current valuation period of the portfolio in which the division invests.

(2)

We add to (1) the amount of any dividend or capital gains distribution declared during the current valuation period for the investment portfolio. We subtract from that amount a charge for our taxes, if any.

(3)	We divide (2) by the net asset value of the portfolio at the end of the preceding valuation period.

(4)	We subtract a charge not to exceed the mortality and expense risk charge for each day in the valuation period.

(5)	For divisions investing only in the Trusts, we subtract an additional charge not to exceed the daily Trust Charge for each day in the valuation period.

Calculations for investment divisions investing in the Funds are made on a per share basis. Calculations for investment divisions investing in the Trusts are on a per unit basis.

Investment Base

A Policy’s investment base is the sum of the amounts invested in each of the investment divisions. We adjust the investment base daily to reflect the investment performance of the investment divisions you’ve selected.

Certain charges and policy loans decrease the investment base. (See “Charges and Deductions — Charges Deducted from the Investment Base” and “Loans.”) Loan repayments and additional payments increase it. You may elect in writing from which investment divisions loan collateral is taken and to which investment divisions loan repayments and additional payments are added. If you do not make an election, we will allocate increases and decreases proportionately to your investment base in the investment divisions you have selected.

Cash Surrender Value

The cash surrender value may increase or decrease on any day, depending on the investment results for the investment divisions, any additional payments you make, the fees and charges we deduct, the interest we credit to our general account as collateral for any loans, and the effect of any Policy transactions. No minimum amount is guaranteed.

We calculate the cash surrender value as follows:

On the Policy Date

The cash surrender value equals the investment base plus any loan debt less the deferred policy loading not yet collected.

On Each Subsequent Policy Processing Date

The cash surrender value equals the investment base plus any loan debt, less the deferred policy loading not yet collected. On a policy processing date other than a policy anniversary, we also subtract the pro-rata net loan cost since the last policy anniversary (or since the policy date if during the first policy year).

On a Date During a Policy Processing Period

The cash surrender value equals the investment base plus any loan debt as of such date, less the pro-rata net loan cost since the last policy anniversary (or since the policy date if during the first policy year), less the deferred policy loading not yet collected, less the pro-rata mortality cost since the last policy processing date, and less any administrative and other fees that would otherwise be deducted on the next policy processing date.

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Net Cash Surrender Value

The net cash surrender value equals cash surrender value less any loan debt.

Tabular Value

The tabular value is equal to the cash surrender value when we issue your Policy. From then on, it is equal to the cash surrender value for a comparable fixed life policy with the same face amount, premium payments, loading, and guarantee period (based on a 4% interest rate per year and the guaranteed mortality table). The tabular value equals zero after the guarantee period. It is the value we use to limit your mortality cost deductions as well as our right to cancel your Policy during the guarantee period.

CHARGES AND DEDUCTIONS

We deduct the charges described below to cover services and benefits we provide, costs and expenses we incur, and risks we assume under the Policy. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular Policy. For example, the sales load may not fully cover all of the sales and distribution expenses we actually incur. We may use proceeds from other charges, including the mortality and expense risk charge and mortality cost, in part to cover such expenses. The fees and charges we deduct under the Policy may result in a profit to us.

Services and benefits we provide:	•	The death benefit, surrender and loan benefits under the Policy.
	•	Investment options, including investment allocations.
	•	Administration of elective options.
	•	The distribution of reports to policy owners.

Costs and expenses we incur:	•	Costs associated with processing and underwriting applications, and issuing and administering the Policy.
	•	Overhead and other expenses for providing services and benefits.
	•	Sales and marketing expenses.
	•	Other costs of doing business, such as collecting payments, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees.

Risks we assume include but are not limited to:	•	That the mortality cost charges we deduct are insufficient to meet our actual claims because insureds die sooner than we anticipate.
	•	That the costs of providing the services and benefits under the Policy exceed the charges we deduct.

Charges Deducted from the Investment Base

Deferred Policy Loading

We assess a deferred policy loading of 7% of each payment made in the first year, and 6.5% of each payment made after the first year. Because the deferred policy loading is a percentage of each payment made, the greater the amount and frequency of payments you make, the greater the amount of the charge we will assess.

The deferred policy loading consists of a sales load, first year administrative expense (not assessed against additional payments we receive after the first policy year), and a premium tax charge.

Sales Load. The sales load is equal to a maximum of 4.0% of the single premium and any additional payments. It compensates us for sales expenses. We may reduce the sales load if cumulative payments are sufficiently high to reach certain breakpoints, and in certain group or sponsored arrangements.

First Year Administrative Expense. The first year administrative expense is equal to a maximum of 0.5% of the

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single premium and any additional payments we receive in the first policy year. It compensates us for the expenses associated with issuing the Policies. We may reduce the first year administrative expense if cumulative payments are sufficiently high to reach certain breakpoints, and in certain group or sponsored arrangements.

We currently do not make any charges for administrative expenses beyond the first year. We will not impose any in the future.

Premium Tax Charge. The state premium tax charge is equal to 2.5% of the single premium and any additional payments.

Although chargeable to each payment, we advance the amount of the deferred policy loading to the Separate Account as part of your investment base. We then collect these funds in equal installments (of 0.70% of each payment we receive during the first policy year and 0.65% of each payment thereafter) on the ten policy anniversaries on or following the date we receive and accept a payment. However, in determining the amount payable on surrender of the Policy, we subtract from the investment base the balance of the deferred policy loading that has not yet been deducted.

Mortality Cost (Cost of Insurance)

We deduct a mortality cost, calculated as of the previous policy processing date, from the investment base on each policy processing date after the policy date. This charge compensates us for the cost of providing life insurance coverage on the insured. The charge depends on a number of variables (e.g., the insured’s underwriting class, sex (except for Montana and Massachusetts), attained age, and the Policy’s net amount at risk) that will cause it to vary from Policy to Policy and from month to month. We assess the mortality cost charge until the insured’s attained age 100.

The mortality cost is equal to:

➢	The current cost of insurance rate; multiplied by

➢	The Policy’s net amount at risk.

Current mortality costs also include a flat fee component. We base the cost of insurance rates on each insured’s underwriting class, sex, and attained age.

The net amount at risk may increase or decrease depending on the investment experience of the portfolios in which you are invested, any additional payments you make, the fees and charges deducted under the Policy, Policy riders, and any Policy transactions (such as loans). Therefore, mortality cost charges can increase or decrease.

Current mortality rates may be equal to or less than the guaranteed mortality rates. For insureds age 20 and over, current mortality rates also distinguish between insureds in a smoker (standard) underwriting class and insureds in a non-smoker underwriting class. Because we do less underwriting under the simplified underwriting method, the guaranteed maximum mortality rates are higher for the simplified classes than for the medical underwriting classes. The current mortality rates for the simplified classes may be higher than the guaranteed rates for the medical classes depending on the age and sex of the insured. Mortality rates are generally higher for male insureds than for female insureds of the same age and underwriting class, and ordinarily increase with age.

We guarantee that the current mortality rates will never exceed the maximum guaranteed rates shown in the Policy. We use the 1980 Commissioners Standard Ordinary Mortality Table (1980 CSO Table) for Policies underwritten on a medical basis and the 1980 Commissioners Extended Term Mortality Table (1980 CET Table) for Policies underwritten on a simplified basis to determine these maximum rates if the Policies are issued on insureds in a standard or non-smoker underwriting class. For Policies issued on substandard basis we use a multiple of the 1980 CSO Table. The maximum guaranteed mortality rates we may charge using the 1980 CET Table are equivalent to 130% of the 1980 CSO Table for male ages 38 and above and female ages 41 and above. At younger ages, the rates vary from 130% of the 1980 CSO Table to 212% at ages where the 1980 CSO rates are the lowest. Even though we can charge up to the 1980 CET Table, the current mortality rates we use for insureds in the non-smoker simplified underwriting class are equal to or less than the 1980 CSO Table.

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To the extent the 1980 CET Table is considered substandard we would in effect be charging you a substandard mortality cost, even if the insured was healthy, to the extent:

•	We ever increased the current mortality rates above the 1980 CSO Table for those insureds in the non- smoker simplified underwriting class; or

•	The insured is underwritten under the simplified method but is not in the non-smoker class.

During the period between policy processing dates, the net cash surrender value takes the mortality cost into account on a pro-rated basis.

During the guarantee period, we limit the deduction for mortality cost if investment results are unfavorable. We do this by substituting, in our calculation, the tabular value for the cash surrender value in determining the net amount at risk, and multiplying the net amount at risk by the guaranteed maximum mortality rate. We will deduct this alternate amount from the investment base when it is less than the mortality cost that we would have otherwise deducted.

Reallocation Charges

We currently allow you to change investment allocations as often as you wish without charge. However, we may deduct reallocation charges from your investment base if you change your investment base allocation more than five times per policy year. If we impose this charge, it will equal $25.00 for each allocation change you make during a policy processing period that exceeds five for the policy year. We will deduct this charge, which compensates us for the cost of processing the reallocations, on the policy processing date on or next following the reallocation.

Net Loan Cost

On each policy anniversary, if there has been any loan debt during the prior year, we reduce the investment base by the net loan cost (the difference between the interest charged and the earnings on the amount held as collateral in the general account) and add that amount to the amount held in the general account as collateral for the loan. For each of the first ten policy years, the net loan cost equals 0.75% of the loan debt on the previous policy anniversary (taking into account any loans and repayments since then). After the first ten policy years, the net loan cost equals 0.60%. We will not increase the net loan cost. We take the net loan cost into account in determining the net cash surrender value of the Policy if the date of surrender is not a policy anniversary.

Charges to the Separate Account

Mortality and Expense Risk Charge

Each day we deduct an asset charge from each division of the Separate Account to cover our mortality, expense, and guaranteed benefits risks. The total amount of this charge is equivalent to 0.60% annually at the beginning of the year.

•	The mortality risk is the risk we assume that insureds as a group will live for a shorter time than actuarial tables predict. As a result, we would be paying more in death benefits than planned.

•	The expense risk is the risk we assume that it will cost us more to issue and administer the Policies than expected.

•

The guaranteed benefits risks are the risks we assume for potentially unfavorable investment results. One risk is that the Policy’s net cash surrender value cannot cover the charges due during the guarantee period. The other risk is that we may have to limit the deduction for mortality cost (see “Mortality Cost (Cost of Insurance)” above).

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If the mortality and expense risk charge is not enough to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, the excess will be added to our profit and may be used to finance distribution expenses. We cannot increase the total charge.

Charges to Divisions Investing in the Trusts

We assess a daily trust charge against the assets of each division investing in the Trusts. This charge reimburses us for the transaction charge paid to the principal underwriter of the Policies, Transamerica Capital, Inc., when units are sold to the Separate Account. The trust charge is currently equivalent to 0.34% annually at the beginning of the year. We may increase it, but it will not exceed 0.50% annually at the beginning of the year. The charge is based on cost with no expected profit. We assess this charge in addition to the mortality and expense risk charge.

Rider Charges

We will deduct a charge if you add certain riders to your Policy. Each rider charge is summarized in the Fee Table in this Prospectus. Any rider charges applicable to your Policy will be indicated in the rider you receive.

Portfolio Expenses

The value of the net assets of each investment division is reduced by the investment management fees and other expenses incurred by the corresponding portfolio in which the investment division invests. You pay these fees and expenses indirectly. See the table of Annual Portfolio Operating Expenses in this Prospectus and the Funds’ and Trusts’ prospectuses for further information on these fees and expenses.

DEATH BENEFIT

Death Benefit Proceeds

As long as the Policy is in force, we will determine the amount and pay the death benefit proceeds to the beneficiary when we receive all information needed to process the death benefit claim, including due proof of the insured’s death, in good order at our service center. When we first receive reliable notification of the insured’s death by a representative of the policy owner or the insured, we may transfer the investment base to the division investing in the BlackRock Government Money Market Portfolio, pending payment of death benefit proceeds.

Death benefit proceeds equal:	•	The death benefit, which is the larger of the current face amount and the variable insurance amount (see below); less
	•	Any loan debt; and less
	•	Any overdue charges if the Policy is in a grace period (see “Policy Termination — When the Guarantee Period is Less Than for Life”).

The values used in calculating the death benefit proceeds are as of the date of death. The death benefit will never be less than the amount required to keep the Policy qualified as life insurance under Federal income tax laws.

The amount we pay on death will be greater when we receive and accept an additional payment during a policy processing period and the insured dies prior to the next policy processing date. (See “Premiums — Making Additional Payments.”)

We may further adjust the amount of the death benefit proceeds if: (1) we contest the validity of a Policy; (2) we contest the amount of the death benefit; (3) the insured commits suicide; or (4) the age or sex of the insured is stated incorrectly in the application.

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Variable Insurance Amount

We determine the variable insurance amount on each policy processing date by multiplying the cash surrender value by the net single premium factor. Depending on the investment results of the investment divisions you select, any additional payments you make, the fees and charges we deduct, the interest we credit to our general account as collateral for any loans, and the effect of any Policy transactions, the cash surrender value, and thus the variable insurance amount may go up or down. The death benefit will be the greater of the variable insurance amount and the face amount, less applicable charges.

Net Single Premium Factor

The net single premium factor is based on the insured’s sex, underwriting class, and attained age on the policy processing date. It decreases as the insured’s age increases. As a result, the variable insurance amount will decrease in relationship to the Policy’s cash surrender value. Also, net single premium factors may be higher for a woman than for a man of the same age. Your Policy contains a table of net single premium factors as of each anniversary.

TABLE OF ILLUSTRATIVE NET SINGLE PREMIUM FACTORS

ON POLICY ANNIVERSARIES

Standard-Simplified			Standard Medical Issue
Issue

Attained Age	Male	Female	Attained Age	Male	Female
5	8.61444	10.08769	5	10.26605	12.37298

15	6.45795	7.65253	15	7.41158	8.96292

25	4.89803	5.70908	25	5.50384	6.48170

35	3.59024	4.18342	35	3.97197	4.64894

45	2.62620	3.06419	45	2.87749	3.36465

55	1.97694	2.29528	55	2.14058	2.48940

65	1.55349	1.75357	65	1.65786	1.87562

75	1.28954	1.38615	75	1.35394	1.45952

85	1.14214	1.17173	85	1.18029	1.21265

Payment of Death Benefit Proceeds

We will generally pay the death benefit proceeds to the beneficiary within seven days after we receive all the information needed to process the death benefit claim in good order at our Service Center.

We may delay payment, however, if: (1) we are contesting the Policy or the death benefit; (2) the insured has committed suicide; (3) the insured’s age or sex has been stated incorrectly in the application; or (4) any of the circumstances described in “When We Make Payments” occur.

We will add interest from the date of the insured’s death to the date of payment at an annual rate of at least 4%. The beneficiary may elect to receive the proceeds either in a single payment or under one or more income plans described below.

Income Plans

We offer several income plans to provide for payment of the death benefit proceeds to the beneficiary. Payments under these plans do not depend on the investment results of a Separate Account. You may choose one or more income plans at any time during the insured’s lifetime. If you haven’t selected a plan, when the insured dies the beneficiary has one year to apply the death benefit proceeds either paid or payable to one or more of the plans. In addition, if you cancel the Policy for its net cash surrender value, you also may choose one or more income plans for payment of the proceeds.

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We need to approve any plan where any income payment would be less than $100. Income plans include:

•	Annuity Plan. An amount can be used to purchase a single premium immediate annuity.

•	Interest Payment. You can leave amounts with us to earn interest at an annual rate of at least 3%.

•	Income for a Fixed Period. We make payments in equal installments for up to 30 years.

•

Income for Life. We make payments in equal monthly installments as long as the named person is living. Other payment schedules may be available on request. Payments end completely when the named person dies.

•

Income for Life with a Fixed Period. We make payments in equal monthly installments until the death of a named person or the end of a designated period, whichever is later. The designated period may be for 10 or 20 years. Other designated periods and payment schedules may be available on request.

•	Income of a Fixed Amount. We make payments in equal installments until proceeds applied under this option and interest on the unpaid balance at not less than 3% per year are exhausted.

•

Joint Life Income. We make payments in monthly installments as long as at least one of two named persons is living. Other payment schedules may be available on request. While both are living, we make full payments. If one dies, we make payments of at least two-thirds of the full amount. Payments end completely when both named persons die.

•

Joint Life Income with a Fixed Period. We make payments in monthly installments until the death of both named persons or the end of a designated period, whichever is later. The designated period may be for 10 or 20 years. Other designated periods and payment schedules may be available on request.

Under the Income for Life and Joint Life Income Options, our Policy obligation may be satisfied with only one payment if afterward the named person or persons dies. In addition, once in effect, some of the income plans may not provide any surrender rights.

Even if the death benefit under the Policy is excludible from income, payments under the income plan options may not be excludible in full. This is because earnings on the death benefit after the insured’s death are taxable and payments under the income plans generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under the income plans.

SUPPLEMENTAL BENEFITS (RIDERS)

The following supplemental benefits (riders) are available. The benefits and restrictions are described in each rider. We will provide samples of these provisions upon request. You should consult a tax advisor to learn about the tax consequences associated with each rider. Each rider may not be available in all states, and a rider may vary by state. The charge for these benefits, if any, is described in the “Fee Table.”

Single Premium Immediate Annuity Rider. If your state allows, you may have added a Single Premium Immediate Annuity Rider (“SPIAR”) to your Policy. This rider provides you with a fixed income for a period of ten years. If you are the insured and you die before the period ends, we will pay the rider value in a lump sum to the beneficiary under the Policy. For tax purposes, this payment will not be considered part of the life insurance death benefit.

•	If you surrender the rider before the end of the period, we will pay you the rider value over five years or apply it to a lifetime income for you, as you choose.

•	If you are not the insured and you die before the income period ends, we will pay the remaining payments to the new policy owner.

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•	If you change the policy owner of the Policy, we will change the policy owner of the SPIAR to the new owner of the Policy.

•

If the Policy ends because the insured dies (where you are not the insured), because we terminate the Policy, or because you’ve cancelled it for its net cash surrender value, we will continue the annuity under the same terms but under a separate written agreement. You can also choose one of the options available upon surrender of the rider.

•	The rider will not have any effect on your Policy’s loan value.

•	We hold the reserves for this rider in our general account.

•	If you pledge, assign, or gift a Policy with a SPIAR, you may have tax consequences. We advise you to consult your tax advisor prior to effecting an assignment, pledge or gift of such a Policy.

Change of Insured Rider. This rider gives you the right to change the insured once each policy year as of a policy processing date. A change of insured is a taxable event.

SURRENDERS

You may cancel the Policy at any time while the insured is living and receive the net cash surrender value in a lump sum or under an income plan. (See “Death Benefit—Income Plans” above.) You must make the request in writing in a form satisfactory to us, and return the Policy to our Service Center. The surrender will take effect on the date the Policy and the request are sent to us. All rights to the death benefit will end on the date you send the written request to us. We will determine the net cash surrender value as of the date we receive the Policy and the signed request in good order at our Service Center. Canceling the Policy may have tax consequences. (See “Tax Considerations.”)

You may not make partial withdrawals under the Policy.

WHEN WE MAKE PAYMENTS

We generally pay death benefit proceeds, loans, payments under an income plan, and net cash surrender value on cancellation within seven days after our Service Center receives, in good order, all the information needed to process the payment. However, we may delay payment if it isn’t practical for us to value or dispose of Trust units or Fund shares because:

•	The New York Stock Exchange (“NYSE”) is closed;

•	Trading on the NYSE is restricted;

•	The SEC declares that an emergency exists such that it is not reasonably practical to dispose of securities held in the Separate Account or to determine the value of their assets; or

•	The SEC by order so permits for the protection of policy owners.

If you have submitted a recent check or draft, we have the right to defer payment of death benefit proceeds, loans, payments under an income plan, and net cash surrender value on cancellation until such check or draft has been honored.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a current policy owner’s ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, surrenders, death benefits, loans, and income plan payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Policy to government regulators.

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REALLOCATIONS

Reallocating the Investment Base

You or your registered representative of record can reallocate your investment base among the investment divisions in the Separate Account. You will be bound by any reallocations made by your registered representative. We determine the amount that you have available for reallocation at the end of the valuation period when we receive your reallocation request in good order at our Service Center. We may, at any time, discontinue reallocation privileges, modify our procedures, or limit the number of reallocations we permit. The following features apply to reallocations under the Policy.

•	Currently, you may change investment allocations as often as you wish. However, we reserve the right to limit the number of changes permitted to 5 or more each policy year.
•	We currently do not, but reserve the right to, assess a charge for each reallocation in excess of five per policy year.
•

You can make requests to reallocate your investment base either by making a written request, in good order, to, or by calling or by facsimile to, our Service Center. Please Note: Certain investment divisions of the Separate Account have similar names; it is important that you state or write the full name of the investment division to which you wish to direct your allocation when you submit an allocation request. Failure to do so may result in a delay of the requested allocation amount being credited to the correct investment division.

•	There is no minimum amount that must be reallocated.
•	There is no minimum amount that must remain in an investment division of the Separate Account after a reallocation.
•	We consider all reallocations made in any one day to be a single reallocation.
•	Reallocations under dollar cost averaging do count as reallocations for the purpose of assessing any charge for reallocations.

We will process any reallocation order that is received in good order in writing or by facsimile or by telephone at our Service Center before the New York Stock Exchange closes (usually 4:00 p.m. Eastern Time) using the investment division unit value next determined at the end of that session of the New York Stock Exchange. If we receive the reallocation order after the New York Stock Exchange closes or on a day the NYSE is closed for trading, then we will process the order using the investment division unit value determined at the close of the next regular business session of the New York Stock Exchange.

You can reallocate your investment base either, in writing, in a form satisfactory to us, or by telephone. Currently, you may change investment allocations as often as you wish. However, we may limit the number of changes permitted, but not to less than five each policy year. We may assess a charge for each allocation change in excess of five per policy year. If you request the reallocation by telephone, you must give your personal identification code as well as your Policy number. We will give a confirmation number over the telephone and then follow up in writing.

We will process each reallocation at the unit values next determined after we receive the reallocation request.

Disruptive Trading

Frequent or short-term transfers among investment divisions, such as those associated with “market timing” transactions, can adversely affect the Funds and the returns achieved by policy owners. In particular, such transfers may dilute the value of the Fund shares, interfere with the efficient management of the Funds’ investments, and increase brokerage and administrative costs of the Funds. Accordingly, frequent or short-term transfers by a policy owner among the investment divisions may adversely affect the long-term performance of the Funds, which may, in turn, adversely affect other policy owners and other persons who may have an interest in the Policy (e.g., beneficiaries). In order to try to protect our policy owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures (“Disruptive Trading Procedures”). We employ various means to try to detect such transfer activity, such as periodically examining the number of “round trip” transfers into and out of a particular investment division made by policy owners within given periods of time and/or examining transfer activity identified by the Funds on a case-by-case basis.

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Our policies and procedures may result in restrictions being applied to policy owners who are found to be engaged in disruptive trading activities. Policy owners will be provided one warning in writing prior to imposition of any restrictions on transfers. If a “warned” policy owner engages in any further disruptive trading activities within the six-month period following a warning letter, we will notify the policy owner in writing of the restrictions that will apply to future transfers under a Policy. Currently, our restrictions require such policy owners to submit all future transfer requests through regular U.S. mail (thereby refusing to accept transfer requests via overnight delivery service, telephone, Internet, facsimile, other electronic means, or through your Financial Advisor). We also require that the policy owner’s signature on these transfer requests be notarized or signature guaranteed. If this restriction fails to limit further disruptive trading activities, we may additionally require a minimum time period between each transfer and refuse to execute future transfer requests that violate our Disruptive Trading Procedures. We currently do not, but may in the future, impose different restrictions, such as:

•	Not accepting a transfer request from a third party acting under authorization on behalf of more than one policy owner.

•	Limiting the dollar or percentage of investment base value that may be transferred among the investment divisions at any one time.

•	Imposing a redemption fee on certain transfers.

Because we have adopted our Disruptive Trading Procedures as a preventative measure to protect policy owners from the potential adverse effects of harmful trading activity, we will impose the restriction stated in the notification on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s future transfers.

We may also restrict the transfer privileges of others acting on your behalf, including your Financial Advisor. Despite our best efforts, we cannot guarantee that our Disruptive Trading Procedures will detect every potential contract owner engaged in disruptive trading activity, but we apply our Disruptive Trading Procedures consistently to all policy owners without special arrangement, waiver, or exception. Our ability to detect and deter such transfer activity may be limited by our operational systems and technological limitations. Furthermore, the identification of policy owners determined to be engaged in disruptive or harmful transfer activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term transfers that may adversely affect other policy owners or the Funds, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on contract owners engaged in disruptive trading activity. In addition, the other insurance companies and/or retirement plans that invest in the Funds may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we also cannot guarantee that the Funds (and thus policy owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.

The Funds available as investment options under the Policy may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The disruptive trading policies and procedures of a Fund may be different, and more or less restrictive, than our Disruptive Trading Procedures or the disruptive trading policies and procedures of other Funds. We may not have the contractual authority or the operational capacity to apply the disruptive trading policies and procedures of the respective Funds that would be affected by the transfers. However, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund, promptly upon request, certain information about the trading activity of individual policy owners, and to execute instructions from the Fund to restrict or prohibit further premium payments or transfers by specific policy owners who violate the disruptive trading polices established by the Fund.

Accordingly, to the extent permitted by applicable law, we reserve the right to refuse to make a transfer at any time that we are unable to purchase or redeem shares of any of the Funds available through the Separate Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund’s own policies and procedures on disruptive trading activities.

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Policy owners and other persons with interests in the Policies also should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds’ ability to apply their respective disruptive trading policies and procedures. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds.

Dollar Cost Averaging

The Policy offers an optional transfer feature called Dollar Cost Averaging (“DCA”). This feature allows you to make automatic monthly transfers from the BlackRock Government Money Market investment division to up to four other investment divisions depending on your current allocation of investment base. The DCA program will terminate and no transfers will be made if transfers under DCA would cause you to be invested in more than 5 divisions.

The DCA feature is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected divisions each month, the DCA feature allows you to purchase more units of a division when prices are low and fewer units when prices are high. Therefore, you may achieve a lower average cost per unit over the long term. However, it is important to understand that a DCA feature does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA feature, you should have the financial ability to continue making transfers through periods of fluctuating markets.

You can choose the DCA feature any time. Once you start using it, you must continue it for at least three months. You can select a duration in months for the DCA program. If you do not choose a duration we will make reallocations at monthly intervals until the balance in the BlackRock Government Money Market investment division is zero. While the DCA program is in place any amount in the BlackRock Government Money Market investment division is available for transfer.

Minimum Amounts

To elect DCA, you need to have a minimum amount in the BlackRock Government Money Market investment division. We determine the amount required by multiplying the specified length of your DCA program in months by your specified monthly transfer amount. If you do not select a duration we determine the minimum amount required by multiplying your monthly transfer amount by 3 months. You must specify at least $100 for transfer each month. Allocations may be made in specific whole dollar amounts or in percentage increments of 1%. We reserve the right to change these minimums.

Should the amount in your BlackRock Government Money Market investment division be less than the selected monthly transfer amount, you will need to put more money in to continue the DCA Program. You will be notified on your DCA confirmation of activity notice that the amount remaining in your BlackRock Government Money Market subaccount has dropped below the selected monthly transfer amount. If you do not specify a duration or the specified duration has not been reached and the amount in the BlackRock Government Money Market investment division is less than the monthly transfer amount, the entire amount will be transferred. Transfers are made based on your selected DCA percentage allocations or are made pro-rata based on your specified DCA transfer amounts.

When We Make DCA Transfers

After we receive your request in good order at our Service Center, we will make the first DCA transfer on the following monthiversary date. We will make additional DCA transfers on each subsequent monthiversary. We do not charge for DCA transfers. These transfers are in addition to reallocations permitted under the Policy.

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LOANS

Policy Loans

You may use the Policy as collateral to borrow funds from us. You may borrow from the cash surrender value up to the loan value of your Policy. The minimum loan is $1,000 unless you are borrowing to make a payment on another of our variable life insurance contracts. In that case, you may borrow the exact amount required even if it’s less than $1,000. You may repay all or part of loan debt any time during the insured’s lifetime while the Policy is in force. We will consider any payments you make as loan repayments unless the payments are clearly identified as additional premium payments. We do not assess a deferred policy loading to loan repayments. Each repayment must be for at least $1,000 or the amount of the loan debt, if less. Certain states will not permit a minimum amount that can be borrowed or repaid.

When you take a loan, we transfer from your investment base the amount of the loan and hold it as collateral in our general account. You may select the divisions you want to borrow from, and the divisions you want to repay (including interest payments). If you do not specify, we will take the borrowed amounts proportionately from and make repayments proportionately to your investment base as then allocated to the investment divisions.

If your loan debt exceeds certain Policy values, we may terminate the Policy. (See “Policy Termination.”)

Requesting a Loan

You may request a loan in writing or, if all required forms are on file with us, by telephone. Once our Service Center receives the authorization, you can call our Service Center, give your Policy number, name and personal identification code, and tell us the loan amount and the divisions from which the loan should be taken.

Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will generally wire the funds within two working days of receipt of the request in good order.

Effect on Death Benefit and Cash Surrender Value

Whether or not you repay loan debt, taking a loan will have a permanent effect on a Policy’s cash surrender value and may have a permanent effect on its death benefit. This is because the collateral for a loan does not participate in the performance of the investment divisions while the loan is outstanding. If the amount credited to the collateral is more than what is earned in the investment divisions, the cash surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited is less, the cash surrender value will be lower, as may be the death benefit. In that case, the lower cash surrender value may cause the Policy to lapse sooner than if no loan had been taken.

We deduct loan debt from the amount payable on surrender of the Policy and from any death benefit payable. A Policy loan also may have possible adverse tax consequences. You should consult a tax adviser before taking out a Policy loan.

Loan Value

The loan value of a Policy equals:

•	75% of the Policy’s cash surrender value during the first three years; or

•	90% of the Policy’s cash surrender value after the first three years.

In certain states, the loan value may differ from that above for particular years. The sum of all outstanding loan amounts plus accrued interest is called loan debt. The maximum amount that can be borrowed at any time is the difference between the loan value and the loan debt.

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Interest

While a loan remains unpaid, we charge interest of 4.75% annually. Interest accrues each day and payments are due at the end of each policy year. If you do not pay the interest when due, it is treated as a new loan and we add it to the unpaid loan amount. Loan debt is considered part of cash surrender value which is used to calculate gain. Interest paid on a policy loan is not tax-deductible.

The amount held in our general account as collateral for a loan earns interest at a minimum rate of 4% annually for the first ten policy years and 4.15% thereafter.

TELEPHONE REQUESTS

A telephone request for a loan or a reallocation received before 4 p.m. (Eastern Time) generally will be processed the same day, provided the NYSE is open for trading. A request received in good order at our service center at or after 4 p.m. (Eastern Time) will be processed the following business day. We reserve the right to change procedures or discontinue the ability to make telephone transactions.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, but are not limited to, possible recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for following telephone instructions that we reasonably believe to be genuine.

Telephone, fax and online transactions may not always be available. Any telephone and computer systems, whether yours, your service provider’s, your Financial Advisor’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative before 4:00 p.m. Eastern time, even if as a result of our delay in receiving your transaction request, we will treat that request as having been received on the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request or inquiry in writing.

You should protect your personal identification number (PIN) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions online is you or someone authorized by you.

POLICY TERMINATION

Guarantee Period

Generally, during the guarantee period, we guarantee the Policy will remain in effect and provide the death benefit regardless of investment performance, unless loan debt exceeds the larger of the cash surrender value and the tabular value. (See “Loans” for an explanation of how any loan debt affects the Policy’s value.) A guarantee period may last for the insured’s lifetime or a shorter period. The chart below shows how the face amount of your Policy (assuming the same premium) affects the guarantee period.

INSURED MALE AGE 60

INITIAL PREMIUM 100,000

Length of Guarantee Period (Years)	Face Amount
5	$1,103,366
10	512,940
20	240,607
30	164,843
Insured’s lifetime	162,034

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If the loan debt exceeds the larger of the cash surrender value and the tabular value, we will mail you a notice of our intent to cancel the Policy, specifying the minimum repayment amount. We will cancel the Policy 61 days after we mail this notice unless we have received (at our service center) at least the minimum repayment amount specified in the notice. We will treat any payment in excess of the overdue charges as an additional payment. (See “Effect of Additional Payments.”) Depending upon the investment performance of the divisions and the amounts you borrow, loans may cause the Policy to lapse. If the Policy lapses with loan debt outstanding, adverse tax consequences may result. (See “Tax Considerations.”)

When the Guarantee Period is Less Than for Life

After the end of the guarantee period, we will cancel the Policy if the net cash surrender value on a policy processing date will not cover the charges due. (See “Charges and Deductions – Charges Deducted from the Investment Base.”)

We will notify you before canceling the Policy. You will then have 61 days to pay us three times the charges due on the policy processing date when your net cash surrender value became insufficient. If we haven’t received the required payment by the end of this grace period, we will cancel the Policy. We will treat any excess payment above the overdue charges as an additional payment.

Reinstatement

If we cancel a Policy, you may reinstate it while the insured is still living if:

•	You request the reinstatement within three years after the end of the grace period;

•	We receive satisfactory evidence of insurability (at our service center); and

•	You pay a premium that is sufficient to give you a guarantee period of at least five years from the reinstated Policy’s effective date.

We will treat your premium payment as an additional payment requiring underwriting.

The effective date of a reinstated Policy is the policy processing date on or next following the date the reinstatement application is approved.

Maturity Proceeds

We will terminate the Policy on the policy anniversary nearest the insured’s 100th birthday. We will pay you the net cash surrender value, provided the insured is still living at that time and the Policy is in effect.

TAX CONSIDERATIONS

Introduction

The following summary discussion is based on our understanding of current Federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can’t guarantee that the law or the IRS’s interpretation will not change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal tax purposes, the Policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Code. The Section 7702 definition can be met if a life insurance policy satisfies either one of two tests that are contained in that section. The manner in which these tests should be applied to certain innovative features of the Policy offered by this Prospectus is not directly addressed by

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Section 7702 or the proposed regulations issued thereunder. The presence of these innovative Policy features, and the absence of final regulations or any other pertinent interpretations of the tests, thus creates some uncertainty about the application of the tests to the Policy.

Nevertheless, we believe that the Policy offered by this Prospectus qualifies as a life insurance contract for Federal income tax purposes. This generally means that:

•	The death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

•

The policy owner should not be considered in constructive receipt of the Policy’s cash surrender value, including any increases, until actual cancellation of the Policy or a distribution is taken from the Policy.

We have reserved the right to make changes in the Policy if such changes are deemed necessary to assure its qualification as a life insurance contract for tax purposes (see “The Policy – Policy Changes (Applicable Federal Tax Law)”).

Diversification Requirements

Internal Revenue Code section 817(h) and the regulations under it provide that separate account investments underlying a policy must be “adequately diversified” for it to qualify as a life insurance policy under IRC section 7702. The separate account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

In certain circumstances, owners of variable life policies have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. While we believe that the policies do not give policy owners investment control over variable account assets, we reserve the right to modify the policies as necessary to prevent a policy owner from being treated as the owner of the variable account assets supporting the Policy.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Policy Loans

In general, any interest paid on policy loans will not be tax-deductible. Before taking out a policy loan, a policy owner should consult a tax advisor as to the tax consequences. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

Tax Treatment of Policy Loans and Other Distributions

Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts or MECs. A MEC is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid MEC treatment.

Loans from, as well as collateral assignments of, MECs will be treated as distributions to the policy owner. All pre- death distributions (including loans, capitalized interest, surrenders, and collateral assignments) from these policies will be included in gross income on an income first basis to the extent of any income in the Policy immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, capitalized interest, and surrenders) from MECs to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1⁄2 because the taxpayer is disabled, or as substantially equal

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periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a Policy that is not originally classified as a MEC can become so classified if a material change is made in the Policy at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay test computation. Certain changes made to your Policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional payments. You may choose not to exercise this right in order to preserve your Policy’s current tax treatment.

If you do preserve your Policy’s current tax treatment, and your Policy is not a MEC, then policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you. However, a lapse of a Policy with an outstanding loan will result in the treatment of the loan cancellation (including the accrued interest) as a distribution under the Policy and may be taxable. Pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If there is any borrowing against your Policy, whether a MEC or not, the interest paid on loans is not tax deductible.

Any Policy received in exchange for a MEC is considered a MEC.

Aggregation of Modified Endowment Contracts

In the case of a pre-death distribution (including loans, collateral assignments, capitalized interest, and surrenders) from a Policy that is treated as a MEC, a special aggregation requirement may apply for purposes of determining the amount of the income on the contract. Specifically, if we or any of our affiliates issue to the same policy owner more than one MEC during a calendar year, then for purposes of measuring the income on the contract with respect to a distribution from any of those contracts, the income on the contract for all such contracts will be aggregated and attributed to that distribution.

Taxation of Single Premium Immediate Annuity Rider

If the Single Premium Immediate Annuity Rider (“SPIAR”) was added to the Policy at issue to make the payments on the Policy, a portion of each payment from the annuity will be includible in income for Federal tax purposes when distributed. The amount of taxable income consists of the excess of the payment amount over the exclusion amount. The exclusion amount is defined as the payment amount multiplied by the ratio of the investment in the annuity rider to the total amount expected to be paid by us under the annuity.

If payments cease because of death before the investment in the annuity rider has been fully recovered, a deduction is allowed for the unrecovered amount. Moreover, if the payments continue beyond the time at which the investment in the annuity rider has been fully recovered, the full amount of each payment will be includible in income. If the SPIAR is surrendered before all of the scheduled payments have been made by us, the remaining income in the annuity rider will be taxed just as in the case of life insurance policies.

Payments under an immediate annuity rider are not subject to the 10% penalty tax that is generally applicable to distributions from annuities made before the recipient attains age 59 1⁄2.

Other than the tax consequences described above, and assuming that the SPIAR is not subjected to an assignment, gift or pledge, no income will be recognized to the policy owners or beneficiary.

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The SPIAR does not exist independently of a Policy. Accordingly, there are tax consequences if a Policy with a SPIAR is assigned, transferred by gift, or pledged. An owner of a Policy with a SPIAR is advised to consult a tax advisor prior to effecting an assignment, gift or pledge of the Policy.

Other Transactions

Changing the policy owner or the insured may have tax consequences. According to Section 1035(a)(1) of the Code, exchanging the Policy for another involving the same insured will have no tax consequences if there is no loan debt and no cash or other property is received. In addition, exchanging the Policy for more than one policy, or exchanging the Policy and one or more other policies for a single policy, in certain circumstances, may be treated as an exchange under Section 1035, as long as all such policies involve the same insured(s). Any new policy or policies would have to satisfy the 7-pay test from the date of exchange to avoid characterization as a MEC. In addition, any exchange for a new policy or policies may result in a loss of grandfathering status for statutory changes made after the old policy or policies were issued. A tax advisor should be consulted before effecting any exchange, since even if an exchange is within Section 1035(a), the exchange may have tax consequences other than immediate recognition of income.

In addition, the Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Ownership of Policies by Non-Natural Persons

The above discussion of the tax consequences arising from the purchase, ownership, and transfer of the Policy has assumed that the owner of the Policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as policy loans.

Non-Individual Owners and Business Beneficiaries of Policies

If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Employer-Owned Life Insurance Contracts

Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer’s responsibility (i) to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j) and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax advisor should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

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Estate, Gift and Generation-Skipping Transfer Taxes

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the policy owner’s estate for purposes of federal estate tax if the insured owned the policy. If the policy owner was not the insured, the fair market value of the Policy would be included in the policy owner’s estate upon the policy owner’s death. The Policy would not be includable in the insured’s estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the policy owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Please Note:

•

Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are the beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Advisors Life and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity contract purchase.

•

In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation- skipping transfer taxes. These provisions were modified again in December, 2017 by H.R. 1 (formerly known as the Tax Cuts and Jobs Act). The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help

37

ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your own needs and those of your beneficiaries under all possible scenarios.

Split-Dollar Arrangements

The Sarbanes-Oxley Act (the “Act”) was enacted in 2002. The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans was generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split-dollar arrangements, not just those involving publicly traded companies. Consult a qualified tax adviser with respect to the effect of this guidance on your split-dollar policy.

Foreign Tax Credits

To the extent that any Fund or the Trusts makes the appropriate election, certain foreign taxes paid by the Funds or the Trusts will be treated as being paid by us, which may allow us to deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the policy owners.

Alternative Minimum Tax

There also may be an indirect tax upon the income in the Policy or the proceeds of a policy under the Federal corporate alternative minimum tax, if you are subject to that tax.

Withholding

To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient’s Federal tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the policy.

We do not make any guarantee regarding the tax status of any policy or any transaction regarding the policy.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax advisor. Although this tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

Our Income Taxes

Federal Income Taxes. We do not expect to incur any Federal income tax liability that would be chargeable to the Separate Account. As a result we do not currently deduct charges for Federal income taxes from the Separate Account.

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Changes in Federal tax treatment of variable life insurance or in our tax status may mean that we will have to pay Federal income taxes chargeable to the Separate Account in the future. If we make a charge for taxes, we expect to accumulate it daily and transfer it from each investment division and into the general account monthly. We would keep any investment earnings on any tax charges accumulated in an investment division.

Any tax charges we impose will not apply to Policies issued in connection with qualified pension arrangements.

State and Local Income Taxes. Under current laws, we may incur state and local income taxes (in addition to premium taxes) in several states, although these taxes are not significant. If the amount of these taxes changes substantially, we may make charges to the Separate Account.

ADDITIONAL INFORMATION

Assignment of the Policy

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we record it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Sending Forms and Transaction Requests in Good Order

We cannot affect your instructions to process a transaction relating to the Policy until we have received your instructions in good order at our Service Center (or our website, as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing (or by telephone, facsimile, or electronically, as appropriate), along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Selling the Policy (This Policy is no longer offered for sale)

We have entered into a distribution agreement with our affiliate, Transamerica Capital, Inc. (“Distributor”), for the distribution and sale of the Policies. Distributor offers the Policies through registered representatives of MLPF&S (“Financial Advisors”). The Financial Advisors are registered with FINRA, licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. The Policies are not currently offered for sale to the public.

We pay commissions to the Merrill Lynch Life Agencies for sales of the Policies by the Financial Advisors. Pursuant to a sales agreement, the Merrill Lynch Life Agencies pay Distributor a portion of the commissions they receive from us for the sales of the Policies, and the Distributor pays the Financial Advisors and insurance specialists a portion of the commissions it receives from the Merrill Lynch Life Agencies for the sales of the Policies. Each insurance specialist provides training and market support to Financial Advisors in a specific geographic region and is compensated based on sales of the Policies in that region.

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The maximum amount of commissions paid to the Merrill Lynch Life Agencies is 7% of each premium and 0.10% of the investment base. The maximum commission payable to Financial Advisors for Policy sales is 3.10% of premium and 0.13% of investment base. The maximum amount of compensation that may be paid to the insurance specialists is 1.2% of each premium.

Ask your Financial Advisor for further information about the compensation your Financial Advisor and the selling firm that employs your Financial Advisor may receive in connection with your purchase of a Policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interest that such arrangements may create.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. Insurance specialists who meet certain productivity standards may also be eligible for additional compensation from the Merrill Lynch Life Agencies. Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy and other corporate revenue.

Cyber Security Risks

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g. hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Similarly, individual accounts are subject to the risk of unauthorized account access and transactions that target the funds in the accounts stemming from phishing schemes and other actions, or inactions by individual account holders (including the failure to maintain up-to-date security software and anti-virus programs). Such systems failures, cyber-attacks or unauthorized account access affecting us, any third party administrator, the underlying fund portfolios, intermediaries and other affiliated or third-party service provides may adversely affect us and your Policy cash value. For instance, cyber-attacks may: interfere with our processing of Policy transactions, including the processing of orders from our website or transactions with the underlying fund portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying fund portfolios invest, which may cause the underlying fund portfolios available under your Policy to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your Policy that result from cyber-attacks, information security breaches or unauthorized account access in the future.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: https://www.transamerica.com/individual/privacy-policy and https://www.transamerica.com/individual/terms-of-use.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with

40

certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from these audits and examinations will have a material adverse impact on our ability to meet our obligations.

Financial Statements

Our financial statements and the financial statements of the Separate Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Separate Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policy. For a free copy of these financial statements and/or the Statement of Additional Information, please call or write to us at our Service Center.

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GLOSSARY

For your convenience, we are providing a glossary of the special terms we use in this Prospectus.

attained age: is the issue age of the insured plus the number of full years since the policy date.

business day: is any day the New York Stock Exchange is open or there’s enough trading in portfolio securities to materially affect the unit value of an investment division.

cash surrender value: is equal to the cash value less the deferred policy loading not yet collected and, depending on the date it is calculated, less all or a portion of certain other charges not yet deducted.

cash value: is equal to the investment base plus any loan debt.

code: is the Internal Revenue Code of 1986, as amended.

face amount: is the minimum death benefit as long as the Policy remains in force. The face amount may increase as a result of an additional payment.

Financial Advisors: are registered representatives of Merrill Lynch Pierce Fenner & Smith Incorporated who are registered with FINRA, licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as insurance agents of Transamerica Advisors Life Insurance Company.

FINRA: is the Financial Industry Regulatory Authority (formerly, NASD).

guarantee period: is the time we guarantee that the Policy will remain in force regardless of investment experience, unless loan debt exceeds certain Policy values. It is the period that a comparable fixed life insurance policy (same face amount, premium payments, guaranteed mortality table and loading) would remain in force if credited with 4% interest per year.

investment base: is the amount available under a Policy for investment in the Separate Account at any time.

issue age: is the insured’s age as of his or her birthday nearest the policy date.

loan debt: is the sum of all outstanding loans on a Policy plus accrued interest.

monthiversary: is the same day each month as the policy date.

net amount at risk: is the difference between the death benefit and the cash surrender value adjusted for interest at 4% per year.

net cash surrender value: is equal to cash surrender value less any loan debt.

net single premium factor: We use this factor in the calculation of the variable insurance amount to make sure that the Policy always meets the guidelines of what constitutes a life insurance policy under the Code.

policy date: is used to determine policy processing dates, policy years, and policy anniversaries. It is usually the business day next following the receipt of the single premium at our Service Center.

policy processing dates: are the policy date and the first day of each policy quarter thereafter. Policy processing dates after the policy date are the days when we deduct charges from the investment base and re-determine the death benefit.

portfolio: a separate investment portfolio of a Fund. Each investment division of the Separate Account invests exclusively in shares of a designated portfolio. The term “portfolio,” as used in this Prospectus, also refers to the units of the Trusts.

processing period: is the period between consecutive policy processing dates.

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tabular value: is equal to the cash surrender value when we issue your Policy. From then on, it is equal to the cash surrender value for a comparable fixed life policy with the same face amount, premium payments loading, and guarantee period (based on a 4% interest per year and the guaranteed mortality table). The tabular value equals zero after the guarantee period. It is the value we use to limit your mortality cost deductions as well as our right to cancel your Policy during the guarantee period.

valuation period: is the period of time over which we determine the change in the value of the investment divisions of the Separate Account. Each valuation period begins at the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. ET on each valuation date) and ends at the close of normal trading on the New York Stock Exchange on the next valuation date.

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PROSPECTUS BACK COVER

Inquiries

The Statement of Additional Information dated the same date as this Prospectus contains additional information about the Policy and the Separate Account, including more information concerning compensation paid for the sale of the Policies. The Statement of Additional Information is not a prospectus, and should be read together with this Prospectus. The Statement of Additional Information has been filed with the SEC and is incorporated by reference into this Prospectus.

You can obtain the Statement of Additional Information, personalized illustrations of death benefits, investment base, and cash surrender values, and other information about the Policy at no cost by writing to our Service Center at the address shown on the front cover of this Prospectus or by calling 1-800-354-5333.

The SEC maintains an Internet website (http://www.sec.gov) that contains the Statement of Additional Information and other information about us and the Policy. More information about us and the Policy (including the Statement of Additional Information) also may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

File No. 033-43058; 811-06227

05/2018

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MLLIC Prime Plan V

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Life Separate Account II

Supplement Dated July 1, 2019

to the

Statement of Additional Information dated May 1, 2018

This Supplement updates certain information contained in the Statement of Additional Information for the MLLIC Prime Plan V policy (the “Policy”). Please read this Supplement carefully and retain it for future reference.

Effective on or about July 1, 2019, Transamerica Advisors Life Insurance Company (“TALIC”; formerly known as Merrill Lynch Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TALIC was the issuer of the Policy. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Life Separate Account (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Policy. The Policy has thereby become a modified single premium variable life insurance policy funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TALIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies.

The following replaces the “Independent Registered Public Accounting Firm” section of the statement of additional information:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Variable Life Separate Account II as of December 31, 2018 and for the years ended December 31, 2018 and 2017 and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Variable Life Separate Account II

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Variable Life Separate Account II indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

2019 Trust	BlackRock Government Money Market
AB Large Cap Growth Class A Shares	BlackRock High Yield
BlackRock Advantage Large Cap Core	BlackRock International V.I. Class I Shares
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Managed Volatility V.I. Class I Shares
BlackRock Balanced Capital	BlackRock S&P 500 Index V.I. Class I Shares
BlackRock Basic Value V.I. Class I Shares	BlackRock U.S. Government Bond
BlackRock Capital Appreciation	Invesco V.I. American Franchise Series I Shares
BlackRock Equity Dividend V.I. Class I Shares	Invesco V.I. Core Equity Series I Shares
BlackRock Global Allocation	MFS® Growth Initial Class
BlackRock Global Allocation V.I. Class I Shares

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 18, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Variable Life Separate Account II since 2014.

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
2019 Trust	2,374,239.386	$1,667,575	$2,231,144	$(115)	$2,231,029	89,438	$23.559241	$25.498774
AB Large Cap Growth Class A Shares	318,401.252	15,576,513	16,477,265	82	16,477,347	342,492	45.080727	49.256776
BlackRock Advantage Large Cap Core	5,686,258.965	135,133,090	112,360,477	109	112,360,586	391,232	255.166636	297.417401
BlackRock Advantage Large Cap Value V.I. Class I Shares	910,097.916	10,301,452	7,644,822	(22)	7,644,800	256,625	28.208300	30.283528
BlackRock Advantage U.S. Total Market V.I. Class I Shares	775,454.270	18,279,831	16,369,840	(78)	16,369,762	188,297	80.391444	88.781801
BlackRock Balanced Capital	25,576,619.924	389,850,387	357,305,380	(29)	357,305,351	3,143,103	102.179900	117.037355
BlackRock Basic Value V.I. Class I Shares	2,300,533.942	33,464,732	28,503,616	(8)	28,503,608	405,128	64.951472	71.729335
BlackRock Capital Appreciation	2,990,628.489	92,762,875	109,546,722	40	109,546,762	450,143	215.504220	251.191096
BlackRock Equity Dividend V.I. Class I Shares	1,177,722.942	13,011,867	11,977,442	(6)	11,977,436	184,367	60.078033	66.346335
BlackRock Global Allocation	7,758,662.382	118,415,087	110,173,006	67	110,173,073	1,349,546	74.004666	84.023648
BlackRock Global Allocation V.I. Class I Shares	88,611.238	1,275,991	1,346,005	(8)	1,345,997	27,113	45.687832	50.905877
BlackRock Government Money Market	91,904,780.390	91,904,780	91,904,780	(110)	91,904,670	2,251,013	35.989085	41.948344
BlackRock High Yield	3,557,849.315	19,164,272	17,789,247	85,135	17,874,382	214,247	75.660475	86.309186
BlackRock International V.I. Class I Shares	908,301.081	9,879,819	8,356,370	76	8,356,446	403,983	19.383427	21.053849
BlackRock Large Cap Focus Growth V.I. Class I Shares	764,861.276	11,111,485	10,187,952	(11)	10,187,941	375,915	25.502021	27.584016
BlackRock Managed Volatility V.I. Class I Shares	1,464.762	18,615	19,701	(4)	19,697	445	41.983699	45.072490
BlackRock S&P 500 Index V.I. Class I Shares	1,371,027.610	28,452,714	28,106,066	(2)	28,106,064	663,700	39.581287	43.247741
BlackRock U.S. Government Bond	3,536,770.828	39,446,919	37,419,035	82,042	37,501,077	394,876	83.791531	97.665196
Invesco V.I. American Franchise Series I Shares	48,114.481	2,687,214	2,749,743	25	2,749,768	146,701	18.392951	18.887506
Invesco V.I. Core Equity Series I Shares	90,047.617	2,744,068	2,786,073	(5)	2,786,068	149,842	17.985524	18.932688
MFS® Growth Initial Class	222,713.919	9,125,392	10,469,781	107	10,469,888	219,153	44.688198	48.828403

See accompanying notes

2

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	2019 Trust Subaccount	AB Large Cap Growth Class A Shares Subaccount	BlackRock Advantage Large Cap Core Subaccount	BlackRock Advantage Large Cap Value V.I. Class I Shares Subaccount	BlackRock Advantage U.S. Total Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$2,721,165	$11,532,036	$116,130,555	$8,428,783	$21,749,608

Investment Income:
Reinvested Dividends	—	—	1,645,856	129,583	177,461
Investment Expense:
Mortality and Expense Risk and Administrative Charges	23,859	78,329	717,569	48,537	120,407

Net Investment Income (Loss)	(23,859)	(78,329)	928,287	81,046	57,054
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	728,276	33,867,895	2,047,732	3,952,679
Realized Gain (Loss) on Investments	89,485	840,834	3,231,400	302,616	2,015,126

Net Realized Capital Gains (Losses) on Investments	89,485	1,569,110	37,099,295	2,350,348	5,967,805
Net Change in Unrealized Appreciation (Depreciation)	(75,446)	1,983,274	(14,069,746)	(1,161,737)	(3,442,008)

Net Gain (Loss) on Investment	14,039	3,552,384	23,029,549	1,188,611	2,525,797
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,820)	3,474,055	23,957,836	1,269,657	2,582,851

Increase (Decrease) in Net Assets from Contract Transactions	(255,096)	(984,215)	(10,540,434)	(1,104,143)	(3,865,746)

Total Increase (Decrease) in Net Assets	(264,916)	2,489,840	13,417,402	165,514	(1,282,895)

Net Assets as of December 31, 2017:	$2,456,249	$14,021,876	$129,547,957	$8,594,297	$20,466,713

Investment Income:
Reinvested Dividends	—	—	1,932,694	167,862	239,561
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,564	102,517	764,517	52,145	113,221

Net Investment Income (Loss)	(21,564)	(102,517)	1,168,177	115,717	126,340
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,952,799	14,583,349	912,369	1,760,287
Realized Gain (Loss) on Investments	110,089	751,443	1,800,120	(53,256)	1,489,271

Net Realized Capital Gains (Losses) on Investments	110,089	2,704,242	16,383,469	859,113	3,249,558
Net Change in Unrealized Appreciation (Depreciation)	(71,455)	(2,441,590)	(23,843,083)	(1,686,616)	(4,531,326)

Net Gain (Loss) on Investment	38,634	262,652	(7,459,614)	(827,503)	(1,281,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,070	160,135	(6,291,437)	(711,786)	(1,155,428)

Increase (Decrease) in Net Assets from Contract Transactions	(242,290)	2,295,336	(10,895,934)	(237,711)	(2,941,523)

Total Increase (Decrease) in Net Assets	(225,220)	2,455,471	(17,187,371)	(949,497)	(4,096,951)

Net Assets as of December 31, 2018:	$2,231,029	$16,477,347	$112,360,586	$7,644,800	$16,369,762

See Accompanying Notes.

(1)	See Footnote 1

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Balanced Capital Subaccount	BlackRock Basic Value V.I. Class I Shares Subaccount	BlackRock Capital Appreciation Subaccount	BlackRock Equity Dividend V.I. Class I Shares Subaccount	BlackRock Global Allocation Subaccount
Net Assets as of December 31, 2016:	$387,296,994	$35,589,243	$91,592,141	$12,946,395	$131,550,402

Investment Income:
Reinvested Dividends	7,155,681	514,292	295,505	241,600	1,879,418
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,304,887	195,823	596,872	77,488	782,838

Net Investment Income (Loss)	4,850,794	318,469	(301,367)	164,112	1,096,580
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	67,553,156	1,291,994	10,677,823	728,541	—
Realized Gain (Loss) on Investments	9,622,364	588,832	5,006,534	630,984	701,243

Net Realized Capital Gains (Losses) on Investments	77,175,520	1,880,826	15,684,357	1,359,525	701,243
Net Change in Unrealized Appreciation (Depreciation)	(30,339,240)	259,374	13,639,982	496,375	15,076,274

Net Gain (Loss) on Investment	46,836,280	2,140,200	29,324,339	1,855,900	15,777,517
Net Increase (Decrease) in Net Assets Resulting from Operations	51,687,074	2,458,669	29,022,972	2,020,012	16,874,097

Increase (Decrease) in Net Assets from Contract Transactions	(35,685,740)	(4,259,785)	(8,421,914)	(485,043)	(14,698,492)

Total Increase (Decrease) in Net Assets	16,001,334	(1,801,116)	20,601,058	1,534,969	2,175,605

Net Assets as of December 31, 2017:	$403,298,328	$33,788,127	$112,193,199	$14,481,364	$133,726,007

Investment Income:
Reinvested Dividends	7,237,379	590,712	369,995	272,799	1,772,215
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,316,650	187,696	713,661	81,560	741,146

Net Investment Income (Loss)	4,920,729	403,016	(343,666)	191,239	1,031,069
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	26,561,843	3,415,542	12,829,077	974,780	6,034,748
Realized Gain (Loss) on Investments	6,254,287	469,084	6,333,167	682,118	1,004,628

Net Realized Capital Gains (Losses) on Investments	32,816,130	3,884,626	19,162,244	1,656,898	7,039,376
Net Change in Unrealized Appreciation (Depreciation)	(48,860,979)	(6,853,167)	(16,326,121)	(2,819,265)	(17,658,150)

Net Gain (Loss) on Investment	(16,044,849)	(2,968,541)	2,836,123	(1,162,367)	(10,618,774)
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,124,120)	(2,565,525)	2,492,457	(971,128)	(9,587,705)

Increase (Decrease) in Net Assets from Contract Transactions	(34,868,857)	(2,718,994)	(5,138,894)	(1,532,800)	(13,965,229)

Total Increase (Decrease) in Net Assets	(45,992,977)	(5,284,519)	(2,646,437)	(2,503,928)	(23,552,934)

Net Assets as of December 31, 2018:	$357,305,351	$28,503,608	$109,546,762	$11,977,436	$110,173,073

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Global Allocation V.I. Class I Shares Subaccount	BlackRock Government Money Market Subaccount	BlackRock High Yield Subaccount	BlackRock International V.I. Class I Shares Subaccount	BlackRock Large Cap Focus Growth V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$1,383,866	$91,986,156	$21,377,887	$7,354,809	$7,976,495

Investment Income:
Reinvested Dividends	19,261	381,385	1,195,562	—	3,944
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,562	489,351	127,414	50,919	53,478

Net Investment Income (Loss)	10,699	(107,966)	1,068,148	(50,919)	(49,534)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	14,943	263	—	—	1,629,679
Realized Gain (Loss) on Investments	11,156	—	33,108	261,450	373,071

Net Realized Capital Gains (Losses) on Investments	26,099	263	33,108	261,450	2,002,750
Net Change in Unrealized Appreciation (Depreciation)	142,973	—	402,064	2,024,450	346,234

Net Gain (Loss) on Investment	169,072	263	435,172	2,285,900	2,348,984
Net Increase (Decrease) in Net Assets Resulting from Operations	179,771	(107,703)	1,503,320	2,234,981	2,299,450

Increase (Decrease) in Net Assets from Contract Transactions	(51,887)	(11,628,013)	(2,504,990)	449,813	(509,075)

Total Increase (Decrease) in Net Assets	127,884	(11,735,716)	(1,001,670)	2,684,794	1,790,375

Net Assets as of December 31, 2017:	$1,511,750	$80,250,440	$20,376,217	$10,039,603	$9,766,870

Investment Income:
Reinvested Dividends	14,040	1,259,692	1,118,856	287,489	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,664	510,477	117,776	62,828	67,260

Net Investment Income (Loss)	5,376	749,215	1,001,080	224,661	(67,260)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	54,762	—	—	281,154	1,146,774
Realized Gain (Loss) on Investments	12,679	—	(28,564)	590,881	311,894

Net Realized Capital Gains (Losses) on Investments	67,441	—	(28,564)	872,035	1,458,668
Net Change in Unrealized Appreciation (Depreciation)	(187,729)	—	(1,501,014)	(3,602,331)	(1,121,081)

Net Gain (Loss) on Investment	(120,288)	—	(1,529,578)	(2,730,296)	337,587
Net Increase (Decrease) in Net Assets Resulting from Operations	(114,912)	749,215	(528,498)	(2,505,635)	270,327

Increase (Decrease) in Net Assets from Contract Transactions	(50,841)	10,905,015	(1,973,337)	822,478	150,744

Total Increase (Decrease) in Net Assets	(165,753)	11,654,230	(2,501,835)	(1,683,157)	421,071

Net Assets as of December 31, 2018:	$1,345,997	$91,904,670	$17,874,382	$8,356,446	$10,187,941

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Managed Volatility V.I. Class I Shares Subaccount	BlackRock S&P 500 Index V.I. Class I Shares Subaccount	BlackRock U.S. Government Bond Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount	Invesco V.I. Core Equity Series I Shares Subaccount
Net Assets as of December 31, 2016:	$56,871	$24,812,333	$43,008,904	$1,612,963	$3,645,669

Investment Income:
Reinvested Dividends	68	470,373	941,385	1,873	38,916
Investment Expense:
Mortality and Expense Risk and Administrative Charges	281	164,692	236,633	13,486	23,449

Net Investment Income (Loss)	(213)	305,681	704,752	(11,613)	15,467
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	373	1,170,930	—	182,656	194,929
Realized Gain (Loss) on Investments	5,439	1,494,076	(234,245)	122,384	84,434

Net Realized Capital Gains (Losses) on Investments	5,812	2,665,006	(234,245)	305,040	279,363
Net Change in Unrealized Appreciation (Depreciation)	(3,974)	2,237,509	18,254	182,117	146,203

Net Gain (Loss) on Investment	1,838	4,902,515	(215,991)	487,157	425,566
Net Increase (Decrease) in Net Assets Resulting from Operations	1,625	5,208,196	488,761	475,544	441,033

Increase (Decrease) in Net Assets from Contract Transactions	(38,613)	(945,532)	(3,646,615)	612,597	(283,568)

Total Increase (Decrease) in Net Assets	(36,988)	4,262,664	(3,157,854)	1,088,141	157,465

Net Assets as of December 31, 2017:	$19,883	$29,074,997	$39,851,050	$2,701,104	$3,803,134

Investment Income:
Reinvested Dividends	361	322,871	995,393	—	28,851
Investment Expense:
Mortality and Expense Risk and Administrative Charges	120	185,410	223,340	18,940	22,418

Net Investment Income (Loss)	241	137,461	772,053	(18,940)	6,433
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	208	1,310,766	104,297	200,613	206,635
Realized Gain (Loss) on Investments	64	989,922	(503,843)	75,299	127,485

Net Realized Capital Gains (Losses) on Investments	272	2,300,688	(399,546)	275,912	334,120
Net Change in Unrealized Appreciation (Depreciation)	(430)	(3,885,788)	(323,862)	(385,518)	(634,203)

Net Gain (Loss) on Investment	(158)	(1,585,100)	(723,408)	(109,606)	(300,083)
Net Increase (Decrease) in Net Assets Resulting from Operations	83	(1,447,639)	48,645	(128,546)	(293,650)

Increase (Decrease) in Net Assets from Contract Transactions	(269)	478,706	(2,398,618)	177,210	(723,416)

Total Increase (Decrease) in Net Assets	(186)	(968,933)	(2,349,973)	48,664	(1,017,066)

Net Assets as of December 31, 2018:	$19,697	$28,106,064	$37,501,077	$2,749,768	$2,786,068

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

MFS® Growth Initial Class Subaccount
Net Assets as of December 31, 2016:	$7,225,353

Investment Income:
Reinvested Dividends	8,680
Investment Expense:
Mortality and Expense Risk and Administrative Charges	50,371

Net Investment Income (Loss)	(41,691)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	328,472
Realized Gain (Loss) on Investments	586,890

Net Realized Capital Gains (Losses) on Investments	915,362
Net Change in Unrealized Appreciation (Depreciation)	1,326,759

Net Gain (Loss) on Investment	2,242,121
Net Increase (Decrease) in Net Assets Resulting from Operations	2,200,430

Increase (Decrease) in Net Assets from Contract Transactions	(189,506)

Total Increase (Decrease) in Net Assets	2,010,924

Net Assets as of December 31, 2017:	$9,236,277

Investment Income:
Reinvested Dividends	10,314
Investment Expense:
Mortality and Expense Risk and Administrative Charges	66,319

Net Investment Income (Loss)	(56,005)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	765,381
Realized Gain (Loss) on Investments	711,251

Net Realized Capital Gains (Losses) on Investments	1,476,632
Net Change in Unrealized Appreciation (Depreciation)	(1,295,741)

Net Gain (Loss) on Investment	180,891
Net Increase (Decrease) in Net Assets Resulting from Operations	124,886

Increase (Decrease) in Net Assets from Contract Transactions	1,108,725

Total Increase (Decrease) in Net Assets	1,233,611

Net Assets as of December 31, 2018:	$10,469,888

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization

Merrill Lynch Variable Life Separate Account II (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Prime Plan I -VII, Directed Life I, Directed Life II, and Prime Plan Investor.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Zero Coupon Trust	Zero Coupon Trust
2019 Trust	2019 Trust
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
BlackRock Fund, Inc.	BlackRock Fund, Inc.
BlackRock Advantage Large Cap Core	BlackRock Advantage Large Cap Core Fund
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Advantage Large Cap Value V.I. Fund Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Advantage U.S. Total Market V.I. Fund Class I Shares
BlackRock Balanced Capital	BlackRock Balanced Capital Fund
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Capital Appreciation	BlackRock Capital Appreciation Fund
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation	BlackRock Global Allocation Fund
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Government Money Market	BlackRock Government Money Market Fund
BlackRock High Yield	BlackRock High Yield Fund
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Focus Growth V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Fund

8

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Fund Series I Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class

9

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

10

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
2019 Trust	$77,485	$341,329
AB Large Cap Growth Class A Shares	5,795,638	1,650,022
BlackRock Advantage Large Cap Core	18,597,045	13,741,587
BlackRock Advantage Large Cap Value V.I. Class I Shares	2,209,774	1,419,401
BlackRock Advantage U.S. Total Market V.I. Class I Shares	3,320,711	4,375,612
BlackRock Balanced Capital	37,622,377	41,008,556
BlackRock Basic Value V.I. Class I Shares	4,812,667	3,713,097
BlackRock Capital Appreciation	19,481,743	12,135,231
BlackRock Equity Dividend V.I. Class I Shares	2,523,093	2,889,879
BlackRock Global Allocation	10,367,249	17,266,654
BlackRock Global Allocation V.I. Class I Shares	68,803	59,507
BlackRock Government Money Market	65,368,188	53,713,897
BlackRock High Yield	2,397,908	3,366,529
BlackRock International V.I. Class I Shares	3,523,032	2,194,717
BlackRock Large Cap Focus Growth V.I. Class I Shares	3,232,701	2,002,443
BlackRock Managed Volatility V.I. Class I Shares	569	390
BlackRock S&P 500 Index V.I. Class I Shares	6,108,280	4,181,348
BlackRock U.S. Government Bond	5,097,815	6,634,962
Invesco V.I. American Franchise Series I Shares	662,957	304,071
Invesco V.I. Core Equity Series I Shares	291,807	802,154
MFS® Growth Initial Class	3,058,352	1,240,256

11

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2019 Trust	3,059	(12,693)	(9,634)	71	(10,169)	(10,098)
AB Large Cap Growth Class A Shares	75,815	(30,740)	45,075	38,715	(61,745)	(23,030)
BlackRock Advantage Large Cap Core	6,778	(40,788)	(34,010)	4,227	(42,050)	(37,823)
BlackRock Advantage Large Cap Value V.I. Class I Shares	34,874	(41,593)	(6,719)	21,470	(59,071)	(37,601)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	13,784	(44,700)	(30,916)	13,156	(58,076)	(44,920)
BlackRock Balanced Capital	33,291	(322,963)	(289,672)	20,766	(343,330)	(322,564)
BlackRock Basic Value V.I. Class I Shares	10,544	(45,354)	(34,810)	15,117	(73,867)	(58,750)
BlackRock Capital Appreciation	24,330	(43,400)	(19,070)	10,204	(49,980)	(39,776)
BlackRock Equity Dividend V.I. Class I Shares	18,121	(39,140)	(21,019)	28,516	(36,464)	(7,948)
BlackRock Global Allocation	29,735	(189,527)	(159,792)	27,666	(200,946)	(173,280)
BlackRock Global Allocation V.I. Class I Shares	—	(928)	(928)	3	(1,015)	(1,012)
BlackRock Government Money Market	1,589,341	(1,316,362)	272,979	1,140,823	(1,430,693)	(289,870)
BlackRock High Yield	14,878	(37,930)	(23,052)	15,596	(45,162)	(29,566)
BlackRock International V.I. Class I Shares	110,295	(83,899)	26,396	62,222	(45,519)	16,703
BlackRock Large Cap Focus Growth V.I. Class I Shares	72,998	(66,158)	6,840	63,957	(82,744)	(18,787)
BlackRock Managed Volatility V.I. Class I Shares	—	(6)	(6)	—	(895)	(895)
BlackRock S&P 500 Index V.I. Class I Shares	100,156	(87,477)	12,679	199,221	(219,544)	(20,323)
BlackRock U.S. Government Bond	43,471	(68,589)	(25,118)	15,989	(54,557)	(38,568)
Invesco V.I. American Franchise Series I Shares	22,187	(13,495)	8,692	53,852	(20,208)	33,644
Invesco V.I. Core Equity Series I Shares	2,701	(36,695)	(33,994)	1,851	(16,223)	(14,372)
MFS® Growth Initial Class	45,042	(23,330)	21,712	20,769	(25,115)	(4,346)

12

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
2019 Trust	$77,485	$(319,775)	$(242,290)	$1,800	$(256,896)	$(255,096)
AB Large Cap Growth Class A Shares	3,855,614	(1,560,278)	2,295,336	1,666,931	(2,651,146)	(984,215)
BlackRock Advantage Large Cap Core	2,160,808	(13,056,742)	(10,895,934)	1,190,056	(11,730,490)	(10,540,434)
BlackRock Advantage Large Cap Value V.I. Class I Shares	1,131,899	(1,369,610)	(237,711)	651,943	(1,756,086)	(1,104,143)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	1,330,682	(4,272,205)	(2,941,523)	1,095,522	(4,961,268)	(3,865,746)
BlackRock Balanced Capital	4,023,426	(38,892,283)	(34,868,857)	2,334,247	(38,019,987)	(35,685,740)
BlackRock Basic Value V.I. Class I Shares	817,596	(3,536,590)	(2,718,994)	1,088,497	(5,348,282)	(4,259,785)
BlackRock Capital Appreciation	6,398,713	(11,537,607)	(5,138,894)	2,111,346	(10,533,260)	(8,421,914)
BlackRock Equity Dividend V.I. Class I Shares	1,284,091	(2,816,891)	(1,532,800)	1,870,979	(2,356,022)	(485,043)
BlackRock Global Allocation	2,653,664	(16,618,893)	(13,965,229)	2,334,195	(17,032,687)	(14,698,492)
BlackRock Global Allocation V.I. Class I Shares	2	(50,843)	(50,841)	184	(52,071)	(51,887)
BlackRock Government Money Market	64,292,479	(53,387,464)	10,905,015	46,095,517	(57,723,530)	(11,628,013)
BlackRock High Yield	1,286,781	(3,260,118)	(1,973,337)	1,290,324	(3,795,314)	(2,504,990)
BlackRock International V.I. Class I Shares	2,962,120	(2,139,642)	822,478	1,537,605	(1,087,792)	449,813
BlackRock Large Cap Focus Growth V.I. Class I Shares	2,091,272	(1,940,528)	150,744	1,497,785	(2,006,860)	(509,075)
BlackRock Managed Volatility V.I. Class I Shares	—	(269)	(269)	—	(38,613)	(38,613)
BlackRock S&P 500 Index V.I. Class I Shares	4,495,030	(4,016,324)	478,706	8,044,690	(8,990,222)	(945,532)
BlackRock U.S. Government Bond	4,044,012	(6,442,630)	(2,398,618)	1,514,344	(5,160,959)	(3,646,615)
Invesco V.I. American Franchise Series I Shares	463,291	(286,081)	177,210	987,383	(374,786)	612,597
Invesco V.I. Core Equity Series I Shares	56,887	(780,303)	(723,416)	35,851	(319,419)	(283,568)
MFS® Growth Initial Class	2,289,708	(1,180,983)	1,108,725	888,895	(1,078,401)	(189,506)

13

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
2019 Trust
12/31/2018	89,438	$25.50	to	$23.56	$2,231,029	—%	0.84%	to	1.24%	0.88%	to	0.47%
12/31/2017	99,072	25.28	to	23.45	2,456,249	—	0.84	to	1.24	(0.30)	to	(0.69)
12/31/2016	109,170	25.35	to	23.61	2,721,165	—	0.84	to	1.24	0.29	to	(0.10)
12/28/2006	161,401	25.28	to	23.64	4,026,233	—	0.84	to	1.24	1.09	to	0.69
12/28/2005	169,102	25.01	to	23.47	4,176,683	—	0.84	to	1.24	2.21	to	1.80
AB Large Cap Growth Class A Shares
12/31/2018	342,492	49.26	to	45.08	16,477,347	—	0.50	to	0.90	2.07	to	1.66
12/31/2017	297,417	48.26	to	44.35	14,021,876	—	0.50	to	0.90	31.33	to	30.81
12/31/2016	320,447	36.75	to	33.90	11,532,036	—	0.50	to	0.90	2.12	to	1.71
12/28/2006	354,252	35.98	to	33.33	12,500,097	—	0.50	to	0.90	10.56	to	10.12
12/28/2005	318,106	32.55	to	30.26	10,143,270	—	0.50	to	0.90	13.57	to	13.12
BlackRock Advantage Large Cap Core
12/31/2018	391,232	297.42	to	255.17	112,360,586	1.49	0.50	to	0.90	(5.59)	to	(5.96)
12/31/2017	425,242	315.02	to	271.35	129,547,957	1.34	0.50	to	0.90	21.63	to	21.15
12/31/2016	463,065	258.99	to	223.97	116,130,555	1.35	0.50	to	0.90	10.13	to	9.70
12/28/2006	511,897	235.16	to	204.17	116,731,976	1.15	0.50	to	0.90	0.10	to	(0.30)
12/28/2005	549,083	234.92	to	204.78	125,214,626	1.05	0.50	to	0.90	12.22	to	11.78
BlackRock Advantage Large Cap Value V.I. Class I Shares
12/31/2018	256,625	30.28	to	28.21	7,644,800	1.91	0.50	to	0.90	(8.66)	to	(9.03)
12/31/2017	263,344	33.16	to	31.01	8,594,297	1.57	0.50	to	0.90	16.64	to	16.18
12/31/2016	300,945	28.43	to	26.69	8,428,783	1.23	0.50	to	0.90	13.04	to	12.59
12/28/2006	381,903	25.15	to	23.71	9,489,746	1.10	0.50	to	0.90	(2.21)	to	(2.60)
12/28/2005	440,968	25.72	to	24.34	11,211,365	1.09	0.50	to	0.90	11.57	to	11.13
BlackRock Advantage U.S. Total Market V.I. Class I Shares
12/31/2018	188,297	88.78	to	80.39	16,369,762	1.24	0.50	to	0.90	(6.86)	to	(7.23)
12/31/2017	219,213	95.32	to	86.66	20,466,713	0.86	0.50	to	0.90	13.49	to	13.04
12/31/2016	264,133	83.99	to	76.66	21,749,608	0.27	0.50	to	0.90	23.04	to	22.55
12/28/2006	307,129	68.26	to	62.55	20,591,998	0.26	0.50	to	0.90	(7.07)	to	(7.44)
12/28/2005	353,565	73.46	to	67.58	25,534,718	0.25	0.50	to	0.90	4.70	to	4.28
BlackRock Balanced Capital
12/31/2018	3,143,103	117.04	to	102.18	357,305,351	1.83	0.50	to	0.90	(3.15)	to	(3.53)
12/31/2017	3,432,775	120.84	to	105.92	403,298,328	1.80	0.50	to	0.90	14.02	to	13.57
12/31/2016	3,755,339	105.98	to	93.27	387,296,994	1.71	0.50	to	0.90	8.11	to	7.68
12/28/2006	4,140,827	98.03	to	86.61	395,416,207	1.62	0.50	to	0.90	0.02	to	(0.37)
12/28/2005	4,529,516	98.01	to	86.94	432,762,927	1.84	0.50	to	0.90	10.51	to	10.08
BlackRock Basic Value V.I. Class I Shares
12/31/2018	405,128	71.73	to	64.95	28,503,608	1.82	0.50	to	0.90	(8.31)	to	(8.67)
12/31/2017	439,938	78.23	to	71.12	33,788,127	1.50	0.50	to	0.90	7.70	to	7.28
12/31/2016	498,688	72.63	to	66.30	35,589,243	1.51	0.50	to	0.90	17.60	to	17.13
12/28/2006	563,453	61.76	to	56.60	34,224,499	1.48	0.50	to	0.90	(6.42)	to	(6.79)
12/28/2005	615,120	66.00	to	60.72	39,968,700	1.42	0.50	to	0.90	9.38	to	8.95
BlackRock Capital Appreciation
12/31/2018	450,143	251.19	to	215.50	109,546,762	0.30	0.50	to	0.90	1.88	to	1.47
12/31/2017	469,213	246.55	to	212.37	112,193,199	0.28	0.50	to	0.90	32.99	to	32.47
12/31/2016	508,989	185.39	to	160.32	91,592,141	0.23	0.50	to	0.90	(0.10)	to	(0.50)
12/28/2006	566,373	185.58	to	161.12	102,071,591	0.13	0.50	to	0.90	6.73	to	6.31
12/28/2005	602,840	173.87	to	151.56	101,962,115	0.17	0.50	to	0.90	8.39	to	7.96

14

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Equity Dividend V.I. Class I Shares
12/31/2018	184,367	$66.35	to	$60.08	$11,977,436	1.95%	0.50%	to	0.90%	(7.63)%	to	(8.00)%
12/31/2017	205,386	71.83	to	65.30	14,481,364	1.79	0.50	to	0.90	16.16	to	15.70
12/31/2016	213,334	61.83	to	56.44	12,946,395	1.88	0.50	to	0.90	15.82	to	15.36
12/28/2006	185,312	53.39	to	48.92	9,731,465	1.62	0.50	to	0.90	(1.11)	to	(1.50)
12/28/2005	207,214	53.99	to	49.67	11,007,885	1.79	0.50	to	0.90	8.80	to	8.37
BlackRock Global Allocation
12/31/2018	1,349,546	84.02	to	74.00	110,173,073	1.41	0.50	to	0.90	(7.73)	to	(8.10)
12/31/2017	1,509,338	91.07	to	80.53	133,726,007	1.40	0.50	to	0.90	13.49	to	13.04
12/31/2016	1,682,618	80.24	to	71.24	131,550,402	1.59	0.50	to	0.90	3.73	to	3.32
12/28/2006	1,943,430	77.36	to	68.95	146,699,965	1.82	0.50	to	0.90	(1.12)	to	(1.51)
12/28/2005	2,131,731	78.23	to	70.01	162,932,637	2.39	0.50	to	0.90	1.81	to	1.41
BlackRock Global Allocation V.I. Class I Shares
12/31/2018	27,113	50.91	to	45.69	1,345,997	0.96	0.50	to	0.90	(7.80)	to	(8.17)
12/31/2017	28,041	55.21	to	49.75	1,511,750	1.32	0.50	to	0.90	13.29	to	12.85
12/31/2016	29,053	48.73	to	44.09	1,383,866	1.29	0.50	to	0.90	3.60	to	3.19
12/28/2006	30,738	47.04	to	42.73	1,413,444	1.12	0.50	to	0.90	(1.20)	to	(1.60)
12/28/2005	32,379	47.62	to	43.42	1,508,985	2.08	0.50	to	0.90	1.60	to	1.20
BlackRock Government Money Market
12/31/2018	2,251,013	41.95	to	35.99	91,904,670	1.41	0.50	to	0.90	0.90	to	0.49
12/31/2017	1,978,034	41.58	to	35.81	80,250,440	0.44	0.50	to	0.90	(0.05)	to	(0.45)
12/31/2016	2,267,904	41.60	to	35.97	91,986,156	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2006	2,297,910	41.80	to	36.29	93,724,813	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2005	2,451,879	42.01	to	36.62	100,585,364	—	0.50	to	0.90	(0.49)	to	(0.89)
BlackRock High Yield
12/31/2018	214,247	86.31	to	75.66	17,874,382	5.71	0.50	to	0.90	(2.80)	to	(3.19)
12/31/2017	237,299	88.79	to	78.15	20,376,217	5.61	0.50	to	0.90	7.39	to	6.97
12/31/2016	266,865	82.68	to	73.06	21,377,887	5.67	0.50	to	0.90	13.85	to	13.40
12/28/2006	291,649	72.62	to	64.43	20,547,436	5.51	0.50	to	0.90	(5.10)	to	(5.47)
12/28/2005	336,184	76.52	to	68.16	24,994,305	5.78	0.50	to	0.90	1.37	to	0.97
BlackRock International V.I. Class I Shares
12/31/2018	403,983	21.05	to	19.38	8,356,446	2.67	0.50	to	0.90	(22.22)	to	(22.53)
12/31/2017	377,587	27.07	to	25.02	10,039,603	—	0.50	to	0.90	30.46	to	29.94
12/31/2016	360,884	20.75	to	19.25	7,354,809	1.65	0.50	to	0.90	(0.11)	to	(0.50)
12/28/2006	402,188	20.77	to	19.35	8,222,708	1.07	0.50	to	0.90	(3.24)	to	(3.62)
12/28/2005	424,794	21.47	to	20.08	8,980,158	1.73	0.50	to	0.90	(5.67)	to	(6.04)
BlackRock Large Cap Focus Growth V.I. Class I Shares
12/31/2018	375,915	27.58	to	25.50	10,187,941	—	0.50	to	0.90	2.50	to	2.09
12/31/2017	369,075	26.91	to	24.98	9,766,870	0.04	0.50	to	0.90	28.91	to	28.41
12/31/2016	387,862	20.88	to	19.45	7,976,495	0.59	0.50	to	0.90	7.35	to	6.92
12/28/2006	522,658	19.45	to	18.19	10,038,394	0.61	0.50	to	0.90	2.22	to	1.81
12/28/2005	541,916	19.02	to	17.87	10,188,436	0.58	0.50	to	0.90	13.60	to	13.15
BlackRock Managed Volatility V.I. Class I Shares
12/31/2018	445	45.07	to	41.98	19,697	1.81	0.50	to	0.90	0.52	to	0.11
12/31/2017	451	44.84	to	41.94	19,883	0.15	0.50	to	0.90	4.46	to	4.05
12/31/2016	1,346	42.93	to	40.31	56,871	0.86	0.50	to	0.90	1.20	to	0.80
12/28/2006	1,367	42.42	to	39.99	57,134	—	0.50	to	0.90	(1.06)	to	(1.45)
12/28/2005	1,388	42.87	to	40.57	58,698	—	0.50	to	0.90	1.77	to	1.37
BlackRock S&P 500 Index V.I. Class I Shares
12/31/2018	663,700	43.25	to	39.58	28,106,064	1.03	0.50	to	0.90	(5.09)	to	(5.47)
12/31/2017	651,021	45.57	to	41.87	29,074,997	1.68	0.50	to	0.90	20.90	to	20.42
12/31/2016	671,344	37.69	to	34.77	24,812,333	1.81	0.50	to	0.90	11.04	to	10.60
12/28/2006	689,690	33.94	to	31.44	22,987,016	1.83	0.50	to	0.90	0.55	to	0.15
12/28/2005	735,514	33.76	to	31.39	24,404,199	1.69	0.50	to	0.90	12.73	to	12.29

15

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock U.S. Government Bond
12/31/2018	394,876	$97.67	to	$83.79	$37,501,077	2.55%	0.50%	to	0.90%	0.27%	to	(0.13)%
12/31/2017	419,994	97.41	to	83.90	39,851,050	2.25	0.50	to	0.90	1.21	to	0.81
12/31/2016	458,562	96.24	to	83.23	43,008,904	1.89	0.50	to	0.90	1.03	to	0.63
12/28/2006	504,720	95.26	to	82.70	46,855,250	2.10	0.50	to	0.90	0.05	to	(0.34)
12/28/2005	572,997	95.21	to	82.99	53,215,093	2.11	0.50	to	0.90	5.42	to	5.01
Invesco V.I. American Franchise Series I Shares
12/31/2018	146,701	18.89	to	18.39	2,749,768	—	0.50	to	0.90	(4.11)	to	(4.49)
12/31/2017	138,009	19.70	to	19.26	2,701,104	0.08	0.50	to	0.90	26.71	to	26.21
12/31/2016	104,365	15.54	to	15.26	1,612,963	—	0.50	to	0.90	1.76	to	1.36
12/28/2006	109,159	15.28	to	15.05	1,660,046	—	0.50	to	0.90	4.48	to	4.07
12/28/2005	108,449	14.62	to	14.47	1,580,417	0.04	0.50	to	0.90	7.90	to	7.47
Invesco V.I. Core Equity Series I Shares
12/31/2018	149,842	18.93	to	17.99	2,786,068	0.81	0.50	to	0.90	(9.85)	to	(10.21)
12/31/2017	183,836	21.00	to	20.03	3,803,134	1.03	0.50	to	0.90	12.61	to	12.17
12/31/2016	198,208	18.65	to	17.86	3,645,669	0.74	0.50	to	0.90	9.72	to	9.28
12/28/2006	224,969	17.00	to	16.34	3,776,086	1.10	0.50	to	0.90	(6.24)	to	(6.61)
12/28/2005	238,072	18.13	to	17.50	4,267,768	0.87	0.50	to	0.90	7.61	to	7.18
MFS® Growth Initial Class
12/31/2018	219,153	48.83	to	44.69	10,469,888	0.09	0.50	to	0.90	2.16	to	1.75
12/31/2017	197,441	47.80	to	43.92	9,236,277	0.10	0.50	to	0.90	30.75	to	30.24
12/31/2016	201,787	36.56	to	33.72	7,225,353	0.04	0.50	to	0.90	1.93	to	1.53
12/28/2006	208,276	35.86	to	33.21	7,323,357	0.16	0.50	to	0.90	7.02	to	6.60
12/28/2005	206,238	33.51	to	31.16	6,782,346	0.10	0.50	to	0.90	8.40	to	7.97

(1) See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

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Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

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Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

A daily charge is deducted from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the account and ranges from 0.50% to 0.90%, depending on the death benefit selected. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Additional Trust
Subaccount	Acquisition Fee Assessed
2019 Trust	0.34%

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable life contracts.

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Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

19

Statement of Additional Information

for the

Single Premium Variable Life Insurance Policy

Issued Through

Merrill Lynch Life Variable Life Separate Account II

Issued by

Transamerica Advisors Life Insurance Company

Home Office:

570 Carillon Parkway

St. Petersburg, FL 33716-1294

Service Center:

IBM Service Center P.O. Box 19100

Greenville, South Carolina 29602-9100

1-800-354-5333

This Statement of Additional Information contains additional information regarding the single premium variable life insurance policy (the “Policy”) issued by Transamerica Advisors Life Insurance Company (“we,” “our,” “us,” or “TALIC”). This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for your Policy, dated May 1, 2018, and the prospectuses for the Funds and the Trusts. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. NOTE: This product is no longer sold.

Terms used in this Statement of Additional Information have the same meanings as in the prospectus for the Policy. No information is incorporated by reference into this Statement of Additional Information.

The date of this Statement of Additional Information is May 1, 2018.

Additional Policy Information

The Policy

The Policy is a contract between its policy owner and us. We provide insurance coverage and other benefits as stated in the Policy. We do this in return for a completed application and payment of a single premium. Whenever we use the word Policy, we mean the entire contract. The entire contract consists of the Policy, the attached copy of the initial application, all subsequent applications to change the Policy, and any riders or endorsements that add provisions or change the terms of the Policy.

Incontestability

We will rely on statements made in the applications. Legally they are considered representations, not warranties. We can contest the validity of a Policy if any material misstatements are made in the application. In addition, we can contest any amount of death benefit attributable to an additional payment if any material misstatements are made in the application required with the additional payment.

We won’t contest the validity of a Policy after it has been in effect during the insured’s lifetime for two years from the date of issue. Nor will we contest any amount of death benefit attributable to an additional payment after the death benefit has been in effect during the insured’s lifetime for two years from the date we received and accepted the payment.

Payment in Case of Suicide

If the insured commits suicide within two years from the Policy’s issue date, we will pay only a limited death benefit. The benefit will be equal to the amount of the payments made. If the insured commits suicide within two years of any date we receive and accept an additional payment, any amount of death benefit attributable to the additional payment will be limited to the amount of the payment. The death benefit will be reduced by any loan debt.

Misstatement of Age or Sex

If an age or sex stated in the application is wrong, it could mean that the face amount, guarantee period, or any other Policy benefit is wrong. We will pay what the premium would have bought for the true age or sex assuming the same guarantee period.

Dividends

The Policy is non-participating. This means that it doesn’t provide for dividends. Investment results under the Policy is reflected in benefits.

Group or Sponsored Arrangements

For certain group or sponsored arrangements, we may reduce the sales load, first-year administrative expense, mortality cost, and the minimum payment, and may modify underwriting classifications.

Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell policies to its employees on an individual basis.

Our costs for sales, administration, and mortality generally vary with the size and stability of the group and the reasons the Policy is purchased, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy policies or that have been in existence less than six months will not qualify for reduced charges.

We make any reductions according to rules in effect when an application for a Policy or additional payment is approved. Our current rules call for reductions resulting in a sales load of not more than 3% of the premium. We

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may change these rules from time to time. However, reductions in charges will not discriminate unfairly against any person.

Mixed and Shared Funding

The underlying fund portfolios may serve as investment vehicles for variable life insurance policies, variable annuity contracts and retirement plans (“mixed funding”) and shares of the underlying fund portfolios also may be sold to separate accounts of other insurance companies (“shared funding”). While the Company currently does not foresee any disadvantages to owners and participants arising from either mixed or shared funding, it is possible that the interests of owners of various contracts and/or participants in various plans for which the underlying fund portfolios serve as investments might at some time be in conflict. The Company and each underlying fund portfolio’s Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action, if any, to take. Such action could include the sale of underlying fund portfolio shares by one or more of the separate accounts, which could have adverse consequences. Such action could also include a decision that separate funds should be established for variable life and variable annuity separate accounts. In such an event, the Company would bear the attendant expenses, but owners and plan participants would no longer have the economies of scale resulting from a larger combined fund. Please read the prospectuses for the underlying fund portfolios, which discuss the underlying fund portfolios’ risks regarding mixed and shared funding, as applicable.

More Ownership Rights

The policy owner may exercise certain rights under the Policy, including the following.

Changing the Policy Owner

During the insured’s lifetime, you have the right to transfer ownership of the Policy. The new policy owner will have all rights and options described in the Policy. The change will be effective as of the date the notice is signed, but will not affect any payment we’ve made or action we’ve taken before our Service Center receives the notice of the change. Changing the policy owner may have tax consequences.

You may assign the Policy as collateral security for a loan or other obligation. This does not change the ownership. However, your rights and any beneficiary’s rights are subject to the terms of the assignment. You must give satisfactory written notice at our Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Naming Beneficiaries

We will pay the primary beneficiary the death benefit proceeds of the Policy on the insured’s death. If the primary beneficiary has died before the insured, we will pay the contingent beneficiary. If no contingent beneficiary is living, we will pay the insured’s estate.

You may name more than one person as primary or contingent beneficiaries. We will pay proceeds in equal shares to the surviving beneficiaries unless the beneficiary designation provides differently.

You have the right to change beneficiaries during the insured’s lifetime. However, if your primary beneficiary designation is irrevocable, the primary beneficiary must consent when you exercise certain Policy rights and options. If you change the beneficiary, the change will take effect as of the date the notice is signed, but will not affect any payment we’ve made or action we’ve taken before our Service Center receives the notice of the change.

Changing the Insured

Subject to certain requirements, you may request a change of insured once each policy year. We must receive a written request signed by you and the proposed new insured. We will also require evidence of insurability for the proposed new insured. The proposed new insured must qualify for a standard or better underwriting classification. Outstanding loan debt must first be repaid and the Policy cannot be under a collateral assignment. If we approve the request for change, insurance coverage on the new insured will take effect on the policy processing date on or next following the date of approval, provided the new insured is still living at that time and the Policy is still in force. A change of insured is a taxable event.

2

We will change the Policy as follows on the effective date:

•	the issue age will be the new insured’s issue age (the new insured’s age as of the birthday nearest the policy date);
•	the guaranteed maximum mortality rates will be those in effect on the policy date for the new insured’s issue age, sex and underwriting class;
•

we will deduct a charge for changing the insured from the Policy’s investment base on the effective date. The charge will equal $1.50 per $1,000 of face amount with a minimum charge of $200 and a maximum of $1,500;

•	the variable insurance amount will reflect the change of insured; and
•	the Policy’s issue date will be the effective date of the change.

We also may change the face amount or guarantee period on the effective date depending on the new insured’s age, sex and underwriting class.

Assumption of Previously Issued Policies and Subsequent Merger

Monarch Life Insurance Company (“Monarch”) originally issued the Policies. On November 14, 1990, we entered into an indemnity reinsurance and assumption agreement with Monarch and certain other Merrill Lynch insurance companies. Under this agreement, Tandem Insurance Group, Inc. (“Tandem”), one of the Merrill Lynch insurance companies, acquired, on an assumption reinsurance basis, certain of the variable life insurance policies Monarch issued through its Variable Account A, including the Policies described in this Prospectus. On October 1, 1991, Tandem was merged with and into us, and we succeeded to all of Tandem’s liabilities and obligations. Thus, we have all the liabilities and obligations under the Policies. All further payments made under the Policies will be made directly to or by us.

You have the same rights and values under your Policy as you did before the merger transaction. However, you will look to us instead of to Monarch or Tandem to fulfill the terms of your Policy. Pursuant to the reinsurance and assumption agreement, all the assets of Monarch’s Variable Account A relating to the reinsured Policies were transferred to Tandem and allocated to the Separate Account. By virtue of the merger, the Separate Account became our separate account.

Illustrations

We may provide illustrations for death benefit, investment base, and cash surrender value based on hypothetical rates of return that are not guaranteed. The illustrations also assume mortality costs for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your investment base will depend on factors such as the amounts you allocate to particular investment divisions, the amounts deducted for the Policy’s quarterly charges, the portfolios’ expense ratios, and your Policy loan history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed insured’s issue age, face amount, underwriting class, payment amount(s) requested, and guarantee period. Illustrations requested prior to purchase will assume that the proposed insured is in a standard underwriting class. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a policy year.

Performance Data

Hypothetical Illustrations

In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, investment base, and cash surrender value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception. These hypothetical illustrations are designed

3

to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.

The values we illustrate for death benefit, investment base, and cash surrender value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account, and the portfolios.

Yields and Total Returns

From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, and annual total returns for the investment divisions. These figures are based on historical earnings and do not indicate or project future performance. Effective yields and total returns for an investment division are based on the investment performance of the corresponding portfolio. A portfolio’s performance reflects the portfolio’s expenses. See the prospectuses for the Funds.

In advertising and sales literature, the performance of each investment division may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the investment divisions. Lipper Analytical Services, Inc. (“Lipper”) and Variable Annuity Research Data Service (“VARDS”) are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.

Advertising and sales literature also may compare the performance of each investment division to the Standard & Poor’s Composite Index of 500 stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any “deduction” for the expense of operating or managing an investment portfolio. Other independent ranking services and indices also may be used as sources of performance comparison.

We also may report other information, including the effect of tax-deferred compounding on an investment division’s investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from investment division investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio’s investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolio in which an investment division invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

You also should refer to your personalized illustrations which illustrate variations of the death benefit, Policy values, and accumulated payments under your Policy.

Total Returns

The total return of an investment division refers to return quotations assuming an investment under a Policy has been held in the investment division for various periods of time including, but not limited to, a period measured from the date the investment division commenced operations. For periods prior to the date an investment division commenced operations, performance information for Policies funded by that investment division also may be calculated based on the performance of the corresponding portfolio and the assumption that the investment division was in existence for the same periods as those indicated for the portfolio, with the current level of Policy charges. The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common

4

Charges, as described below) as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the investment division from the beginning date of the measuring period to the end of that period.

Until an investment division has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the investment division’s inception. When an investment division has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the investment divisions may include information for the period before any Policies were registered under the Securities Act of 1933, from the inception of the investment divisions, with the level of Policy charges currently in effect.

Average annual total returns reflect total underlying portfolio expenses and certain Policy fees and charges assumed to apply to all policy owners, including the sales load, first year administrative expense, premium tax charge, mortality and expense risk charge, and trust charge (“Common Charges”). However, charges such as the mortality cost, which is based on certain factors, such as underwriting class, sex, attained age, and net amount at risk, and which therefore varies with each Policy, is not reflected in average annual total returns, nor are any charges that may be assessed upon reallocation, the taking of a Policy loan, or under a rider (“Non-Common Charges”). If non-common charges were deducted, performance would be significantly lower.

Because of the charges and deductions imposed under a Policy, performance data for the investment divisions will be lower than performance data for their corresponding portfolios. The performance of an investment division will be affected by expense reimbursements and fee waivers applicable to their corresponding portfolios. Without these reimbursements and waivers, performance would be lower. The Funds have provided all performance information for the portfolios, including the portfolio total value information used to calculate the total returns of the investment divisions for periods prior to the inception of the investment divisions. While we have no reason to doubt the accuracy of the figures provided by the Funds, we do not represent that they are true and complete, and disclaim all responsibility for these figures.

From time to time, sales literature or advertisements also may quote average annual total returns for periods prior to the date an investment division commenced operations. This performance information for the investment divisions will be calculated based on the performance of the portfolios and the assumption that the investment divisions were in existence for the same periods as those indicated for the portfolios, with the level of Policy charges currently in effect.

Performance for any given past period is not an indication or representation of future performance. The performance of each investment division will fluctuate on a daily basis.

Other Information

Additional Information about Transamerica Advisors Life Insurance Company

Transamerica Advisors Life Insurance Company was incorporated under the laws of the State of Washington on January 27, 1986. It was re-domesticated to the State of Arkansas on August 30, 1991. It is engaged in the sale of life insurance and annuity products. On December 28, 2007, the Company became an indirect wholly owned subsidiary of Aegon USA, Inc., now Aegon USA, LLC (“Aegon USA”). Aegon USA is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of the Netherlands, the securities of which are publicly traded.

Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Prior to July 1, 2010, the Company was known as Merrill Lynch Life Insurance Company. The Company was formerly an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), a corporation whose common stock is traded on the New York Stock Exchange.

5

Distribution of the Policy

The Policies are not currently offered for sale to the public.

Transamerica Capital, Inc. (“TCI” or “Distributor”) serves as principal underwriter for the Contracts. Distributor is a California corporation and its home office is located at 1801 California Street, Suite 5200, Denver Colorado, 80202. Distributor is an indirect, wholly owned subsidiary of AEGON USA, Inc. (“AEGON USA”). Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of Financial Industry Regulatory Authority (“FINRA”).

Reports to Policy Owners

After the end of each policy quarter, we will send you a statement showing the allocation of your investment base, death benefit, net cash surrender value, any loan debt and, if there has been a change, new face amount and guarantee period. All figures will be as of the first day of the current policy quarter. The statement will show the amounts deducted from or added to the investment base during the policy quarter. The statement will also include any other information that may be currently required by your state.

You will receive confirmation of all financial transactions. These confirmations will show the price per unit of each of your investment divisions, the number of units you have in the investment division and the value of the investment division computed by multiplying the quantity of units by the price per unit.

We also will send semi-annual reports for each portfolio in which you are indirectly invested in, as required by the 1940 Act.

Modifying Administrative Procedures

We reserve the right to modify or eliminate certain administrative procedures related to your Policy. For administrative and tax purposes, we may from time to time require that specific forms be completed for certain transactions, including surrenders.

Signature Guarantees

In order for you to make certain Policy transactions and changes, we may require that your signature be guaranteed. Signature guarantees are relied upon as a means of preventing the perpetration of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person’s money by forging a signature on a written request for the disbursement of funds.

Currently, we may require a signature guarantee on:

•	written requests for surrenders or Policy loans;
•	change of policy owner; and
•	multiple policy owner form.

An investor can obtain a signature guarantee from financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks.
•	Savings banks and savings and loan associations.
•	Securities brokers and dealers.
•	Credit unions.

The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

6

Personal Identification Code

We will send you a four-digit personal identification code shortly after the Policy is placed in force and before the end of the “free look” period. You must give this number when you call the Service Center to get information about the Policy, to make a loan (if an authorization is on file), or to make other requests.

You should protect your personal identification code, because telephone transactions will be available to anyone who provides your personal information code. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Unisex Legal Considerations

In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.

The Policies described in the Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Employers and employee organizations should check with their legal advisors before purchasing these Policies.

Montana prohibits the use of actuarial tables that distinguish between men and women in determining payments and Policy benefits for Policies issued on the lives of its residents. Therefore, Policies issued to residents of Montana have payments and benefits which are based on actuarial tables that do not differentiate on the basis of sex. (Previously, certain Policies we issued on the lives of Massachusetts residents were also issued on a unisex basis.) You should consult the Policy.

State Regulation

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department (the “Insurance Department”). We file a detailed financial statement in the prescribed form (the “Annual Statement”) with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine Policy liabilities and reserves so that the Insurance Department may certify that these items are correct. Our books and accounts are subject to review by the Insurance Department at all times. A full examination of our operations is conducted periodically by the Insurance Department and under the auspices of the National Association of Insurance Commissioners. We are also subject to the insurance laws and regulations of all jurisdictions in which we are licensed to do business.

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Life Variable Life Separate Account II as of December 31, 2017 and for the years ended December 31, 2017 and 2016, and the financial statements of Transamerica Advisors Life Insurance Company as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 included in this Statement of Additional Information, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP,

One North Wacker Drive

Chicago, IL 60606

Legal Matters

Arthur D. Woods, Esquire has provided legal advice to us relating to certain matters under the federal securities laws.

7

Reinsurance

We have reinsured some of the risks assumed under the Policy.

Financial Statements

Our audited balance sheets as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2017, as well as the Independent Registered Public Accounting Firm’s Report, are contained herein. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policies.

The audited financial statements for the Separate Account as of December 31, 2017, and for the periods ended December 31, 2017 and 2016, as well as the Independent Registered Public Accounting Firm’s Reports, are also contained herein.

*Financial Statements included in the May 1, 2018 Prime Plan V Statement of Additional Information have not been re-filed here.

8

PART C

OTHER INFORMATION

Item 26. Exhibits

	(a)	Board of Directors Resolutions:
		(1)	Resolution of the Board of Directors establishing the Merrill Lynch Life Variable Life Separate Account II. Note 1

		(2)	Resolution of the Board of Directors for Merger and Combination of Accounts. Note 2

		(3)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company. Filed herewith

		(4)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. Filed herewith

	(b)	Custodian Agreements. Not applicable.

	(c)	Underwriting Contracts.
		(1)	Amended and Restated Principal Underwriting Agreement – Transamerica Life Insurance Company, on its own behalf and on the behalf of the Separate Account, and Transamerica Capital, Inc. Note 3

		(2)	Form of Broker/Dealer and Sales Agreement. Note 4

	(d)	Contracts.

		(1)	Modified Single Premium Variable Life Insurance Policy. Note 2

		(2)	Guarantee of Insurability Rider. Note 2

		(3)	Death Benefit Proceeds Rider. Note 2

		(4)	Single Premium Immediate Annuity Rider. Note 2

		(5)	Change of Insured Rider. Note 2

		(6)	Partial Withdrawal Rider. Note 2

		(7)	Special Allocation Rider. Note 2

		(8)	Backdating Endorsement. Note 2

		(9)	Additional Payment Endorsement. Note 2

		(10)	Certificate of Assumption. Note 2

		(11)	Company Name Change Endorsement. Note 2

(e)	Applications. Not applicable.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

		(1)	Articles of Incorporation of Transamerica Life Insurance Company. Note 5

	(2)	Bylaws of Transamerica Life Insurance Company. Note 5

(g)	Reinsurance Agreements. Not applicable.

(h)	Participation Agreements.
	(1)	Agreement between Transamerica Advisors Life Insurance Company and Merrill Lynch Series Fund, Inc. Note 6

	(2)	Agreement between Transamerica Advisors Life Insurance Company and Merrill Lynch Funds Distributor, Inc. Note 6

	(3)	Agreement between Transamerica Advisors Life Insurance Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Note 6

	(4)	Participation Agreement among Transamerica Advisors Life Insurance Company, ML Life Insurance Company of New York, and Monarch Life Insurance Company. Note 7

	(5)	Form of Participation Agreement among Transamerica Advisors Life Insurance Company, ML Life Insurance Company of New York and Family Life Insurance Company. Note 8

	(6)	Form of Participation Agreement among Transamerica Advisors Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. Note 9

	(7)	Form of Participation Agreement among MFS Variable Insurance Trust, Transamerica Advisors Life Insurance Company, and Massachusetts Financial Services Company. Note 9

	(8)	Participation Agreement By and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Transamerica Advisors Life Insurance Company. Note 10

	(9)	Form of Participation Agreement among Transamerica Advisors Life Insurance Company, Hotchkis and Wiley Variable Trust, and Hotchkis and Wiley. Note 11

	(10)	Form of Participation Agreement between Transamerica Advisors Life Insurance Company and Mercury Asset Management V.I. Funds, Inc. Note 12

	(11)	Form of Participation Agreement between Merrill Lynch Variable Series Funds, Inc. and Transamerica Advisors Life Insurance Company. Note 9

	(12)	Amendment to the Participation Agreement between Merrill Lynch Variable Series Funds, Inc. and Transamerica Advisors Life Insurance Company. Note 13

	(13)	Amendment to the Participation Agreement Among Transamerica Advisors Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated May 1, 1997. Note 13

	(14)	Amendment to the Participation Agreement Among Transamerica Advisors Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated June 5, 1998. Note 13

	(15)	Amendment to the Participation Agreement Among Transamerica Advisors Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated July 22, 1999. Note 13

	(16)	Amendment to the Participation Agreement Among MFS® Variable Insurance TrustSM, Transamerica Advisors Life Insurance Company, and Massachusetts Financial Services Company dated May 1, 1997. Note 13

(17)	Amendment to the Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Transamerica Advisors Life Insurance Company. Note 13

(18)	Amendment to the Participation Agreement among Transamerica Advisors Life Insurance Company and Hotchkis and Wiley Variable Trust. Note 13

(19)	Form of Amendment to Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc., and Transamerica Advisors Life Insurance Company. Note 14

(20)	Form of Rule 22c-2 Shareholder Information Agreement between AIM Investment Services, Inc. and Transamerica Advisors Life Insurance Company. Note 15

(21)	Form of Rule 22c-2 Shareholder Information Agreement between AllianceBernstein Investor Services, Inc. and Transamerica Advisors Life Insurance Company. Note 15

(22)	Form of Rule 22c-2 Shareholder Information Agreement between BlackRock Distributors, Inc. and Transamerica Advisors Life Insurance Company. Note 16

(23)	Form of Rule 22c-2 Shareholder Information Agreement between MFS Fund Distributors, Inc. and Transamerica Advisors Life Insurance Company. Note 15

(24)	Form of Participation Agreement between MLIG Variable Insurance Trust, Merrill Lynch Pierce, Fenner & Smith, Inc., and Transamerica Advisors Life Insurance Company. Note 16

(25)	Form of Amendment to Participation Agreement by and among Alliance Capital Management L.P., AllianceBernstein Investment Research and Management, Inc. and Transamerica Advisors Life Insurance Company. Note 15

(26)	Participation Agreement by and among MLIG Variable Insurance Trust, Merrill Lynch Pierce Fenner & Smith Inc., Roszel Advisors, LLC, and Transamerica Advisors Life Insurance Company. Note 17

(27)	Amendment No. 12 to Participation Agreement Among Transamerica Advisors Life Insurance Company, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. dated May 1, 2013. Note 18

(28)	Revision to Schedule A dated May 1, 2015, to Participation Agreement Among Transamerica Advisors Life Insurance Company, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. Note 19

(29)	Amendment No. 8 to Participation Agreement Between BlackRock Variable Series Funds, Inc., and Transamerica Advisors Life Insurance Company effective May 1, 2013. Note 18

(30)	Amendment No. 10 to Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Invesco Distributors, Inc. and Transamerica Advisors Life Insurance Company dated May 1, 2013. Note 18

(31)	Amended and Restated Participation Agreement Among MFS Variable Insurance Trust, Transamerica Advisors Life Insurance Company and MFS Fund Distributors, Inc. dated December 1, 2010. Note 18

(32)	Revision to Schedule A dated May 1, 2016 to Participation Agreement Between Columbia Funds Variable Series Trust II, Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Transamerica Advisors Life insurance Company. Note 19

(i)	Administrative Contracts.
(1) Amended form of terminated Service Agreement between Transamerica Advisors Life Insurance Company and Monarch Life Insurance Company. Note 2
(2) Service Agreement among Transamerica Advisors Life Insurance Company, Family Life Insurance Company and Merrill Lynch Insurance Group, Inc. Note 8

(j)	Other Material Contracts.

(k)	Legal Opinion.
(1) Opinion and Consent of Counsel. Filed herein

(l)	Actuarial Opinion. Not applicable

(m)	Calculations. Not applicable

(n)	Other Opinions.
(1) Written Consent of PricewaterhouseCoopers LLP, Independent Public Accounting Firm. Filed herein

(o)	Omitted Financial Statements. Not applicable

(p)	Initial Capital Agreements. Not applicable

(q)	Redeemability Exemption.
(1) Memorandum describing Transamerica Life Insurance Company’s Issuance, Transfer and Redemption Procedures. Filed herein

(r)	Powers of Attorney. Filed herein

Note 1.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form S-6 Registration Statement (File No. 33-43057) filed on April 30, 1997.

Note 2.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form S-6 Registration Statement (File No. 33-43058) filed on April 30, 1997.

Note 3.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (Filed No 333-185573) filed on April 10, 2013.

Note 4.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-185573) filed on December 20, 2012.

Note 5.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-169445) filed on September 17, 2010.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form S-6 Registration Statement (File No. 33-55472) filed on April 29, 1997.

Note 7.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 33-55472) filed on April 27, 1994.

Note 8.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 33-43058) filed on April 26, 1994.

Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 33-43773) filed on December 10, 1996.

Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration

Statement (File No. 33-43773) filed on April 23, 1997.

Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-43773) filed on May 1, 1998.

Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 33-43773) filed on April 14, 1999.

Note 13.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-90243) filed on November 3, 1999.

Note 14.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-90243) filed on April 21, 2006.

Note 15.	Incorporated herein by reference to Post-Effective Amendment No. 30 to Form N-4 Registration Statement (File No. 33-43773) filed on April 17, 2007.

Note 16.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-73544) filed on April 17, 2007.

Note 17.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-118362) filed on April 25, 2008.

Note 18.	Incorporated herein by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 33-43058) filed on April 27, 2015.

Note 19.	Incorporated herein by reference to Post-Effective Amendment No. 28 to Form N-6 Registration Statement (File No. 33-43058) filed on April 25, 2016.

Item 27. Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Blake S. Bostwick 1801 California St. Suite 5200 Denver, CO 80202	Director and President

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499-0001	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director and Chairman of the Board

Jay Orlandi 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Secretary and General Counsel

David Schulz 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Chief Financial Officer and Treasurer

Item 28. Persons Controlled or Under Common Control with the Depositor or Registrant

As of December 31, 2018, the following pages shows all corporations directly or indirectly controlled or under common control, with the Depositor, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Mangaging Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund II, LLC	Delaware	Members: Manager Member—AHDF Manager II, LLC (0.01%); Transamerica Life Insurance Company (99.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Affordable housing loans

AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexilbility to accommodate other similarly situated clients.

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor

Aegon Community Investments 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)	Investments

Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 55, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 56, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates

Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

Aegon LIHTC Fund 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)	Investments

Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments

Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member—Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank

(7.58%); Bank of the West (7.46%)

Investments

Aegon LIHTC Fund 54, LLC	Delaware	Sole Member: Aegon Community Investments 54, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware	Members: Investor Member—Transamerica Premier Life Insurance Company (2.8195%); non-affiliates of AEGON, Citibank, N.A. (21.6890%), Ally Bank (8.2090%), Bank of Hope (14.2687%), Lake City Bank (1.4679%), Securian (MLIC) (7.4614%), The Guardian Life Insurance Company of America (10.4477%), U.S. Bancorp Community Development Corporation (22.0987%), ZB National Association (1.8110%). Managing Member—Aegon Community Investments 55, LLC (0.0100%).	Investments

Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member—Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as investor Member (99.99%)	Investments

Aegon LIHTC Fund 58, LLC	Delaware	Sole Member: Aegon Community Investments 58, LLC	Investments

Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (81.4852%) ; Transamerica Premier Life Insurance Company (18.5148%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company

Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Aegon Multi-Family Equity Fund, LLC	Delaware	Members: Transamerica Life Insurance Company (63%); Transamerica Financial Life Insurance Company (20%); Transamerica Premier Life Insurance Company (17%); Non- Member Manager—AMFETF Manager, LLC (0%)	Investments

Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments

Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

Aegon Upsream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments

AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company

AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company

Aegon Workforce Housing Fund 2, LP	Delaware	General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)	Investments

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager II, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager III, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate

AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC—99% Member; Cupples State LIHTC Investors, LLC—1% Member; TAH Pentagon Funds, LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing

AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Invesmtent Management, LLC (98.36%); non- affiliate of AEGON (1.64%)	Investment vehicle

AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company

AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate

AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- Barfield, LLC (50%)	Investments

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Transamerica Premier Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company

Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate

FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	Sole Member: FGH USA LLC	Real estate

FGP West Street LLC	Delaware	Sole Member: FGP West Mezzanine LLC	Real estate

Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services

First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XL, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) investor Member	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%) J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member—Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non- affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non- affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non- affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non- affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non- affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non- affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non- affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor Member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non- Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing Member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor Member.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% Member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% Member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% managing Member); non- AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%),

Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments

Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor Member; Metropolitan Bank (16.66%) investor Member.	Investments

Garnet LIHTC Fund XLIV-A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) investor Member	Investments

Garnet LIHTC Fund XLVII, LLC	Delaware	Members: Garnet Community Investments XLVII, LLC (1%) managing Member; Transamerica Premire Life Insurance Company (14%) investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) investor Member; New York Life Insurance Company (20.5%) investor Member and New York Life Insurance and Annuity Corporation (15.5%) investor Member.	Investments

Garnet LIHTC Fund XLVIII, LLC	Delaware	Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)	Investments

Horizons Acquisition 5, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non- affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% managing general partner)	Affordable housing

InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

Interstate North Office Park GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment

Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

LIHTC Fund 56, LLC	Delaware	Members: Managing Member—Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments

LIHTC Fund 59, LLC	Delaware	Member: Aegon Community Investments 59, LLC	Investments

LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments

LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company

Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments

MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding, LLC	Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer- related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator

Natural Resources Alternatives Portfolio I, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC	Investment vehicle—to invest in Natural Resources

Oncor Insurance Services, LLC	Iowa	Sole Member—Life Investors Financial Group, Inc.	Direct sales of term life insurance

Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- MITBK, LLC (50%)	Investmetns

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member—Transamerica Life Insurance Company	Marketing non-insurance products

Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non- affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities

RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4% ); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant

St. Lucie West Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments

TAH-MCD IV, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member—Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member—Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Jay Orlandi	Delaware	100% AEGON International B.V.	Voting Trust

THH Acquisitions, LLC	Iowa	Sole Member—Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% Transamerica Corporation	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary

Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	Sole Member: TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Distribution Finance—Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	88% Transamerica Corporation; 12% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member—AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Insurance Company	Iowa	100%—Commonwealth General Corporation	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Redwood Park, LLC	Delaware	Sole Member—Transamerica Corporation	Hold property interests in Redwood Park in California

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor

Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.

Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments

United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency

Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator

US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Hawaii	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non- AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (33.06%); Transamerica Premier Life Insurance Company (36.40%); Transamerica Financial Life Insurance Company (18.13%); Transamerica Pacific Insurance Company, Ltd. (12.41%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 29.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. This account is a separate account of Transamerica Premier Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer
Joe Boan	(1)	Director and Vice President
David R. Paulsen	(3)	Director, Chief Executive Officer, President and Chairman of the Board
Doug Hellerman	(3)	Chief Compliance Officer
Gregory E. Miller-Breetz	(1)	Secretary
Vincent J. Toner	(3)	Vice President
John Koehler	(3)	Vice President
Alison Ryan	(3)	Assistant Secretary

(1)  100 Light Street, Floor B1, Baltimore, MD 21202

(2)  4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001

(3)  1801 California Street, Suite 5200, Denver, CO 80202

(c)  Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions *	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	0	0	0	0

* Fiscal Year 2018

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through TLIC at 570 Carillon Parkway, St. Petersburg, Florida 33716, or 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

Transamerica Life Insurance Company (“Transamerica”) hereby represents that the fees and charges deducted under the MLLIC Prime Plan V, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Merrill Lynch Life Variable Life Separate Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and the State of Colorado, on this 1st day of July, 2019.

Merrill Lynch Life Variable Life Separate Account II
(Registrant)

Transamerica Life Insurance Company
(depositor)

By: Blake S. Bostwick*
Director and President
of Transamerica Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 1, 2019:

Blake S. Bostwick* Blake S. Bostwick	Director and President

Eric J. Martin* Eric J. Martin	Controller and Senior Vice President

Mark W. Mullin* Mark W. Mullin	Director and Chairman of the Board

Jay Orlandi* Jay Orlandi	Director, Executive Vice President, General Counsel And Secretary

David Schulz* David Schulz	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer, and Treasurer

/s/ Brian Stallworth *By: Brian Stallworth	Assistant General Counsel

Registration No.

333-

811 - 06227

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MLLIC PRIME PLAN V

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No. *
a(1)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company.
a(2)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company
k(i)	Opinion and Consent of Counsel
n(i)	Consent of Independent Registered Public Accounting Firm
q(i)	Redeemability Exemption – Memorandum describing Transamerica Life Insurance Company’s Issuance, Transfer and Redemption Procedures
r	Powers of Attorney

*	Page numbers included only in manually executed original.